Exhibit 99.5

Consolidated Financial Statements

ENEL GREEN POWER LATIN AMERICA S.A.

(FORMERLY- ENEL GREEN POWER LATIN AMERICA LTDA.)

AND ITS SUBSIDIARIES

Santiago, Chile

As of December 31, 2017 and 2016

Enel Green Power Latin América S.A. (Formerly- Enel Green Power Latin América Ltda.) and its Subsidiaries

Consolidated Financial Statements as of December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Enel Chile S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Green Power Latin América S.A. and subsidiaries (formerly - Enel Green Power Latin América Limitada) (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Audit SpA.

We have served as the Company’s auditor since 2011.

Santiago, Chile
May 18, 2018

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Report of EY Servicios Profesionales de Auditoría y Asesorías Limitada SpA — Enel Green Power Latin América S.A.

(formerly - Enel Green Power Latin América Ltda.) and Its Subsidiaries

Consolidated Financial Statements:

Ch$ or CLP	Chilean pesos
US$ or USD	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Consolidated Financial Statements

ENEL GREEN POWER LATIN AMERICA S.A.

(FORMERLY - ENEL GREEN POWER LATIN AMERICA LTDA.)

AND ITS SUBSIDIARIES

As of December 31, 2017 and 2016

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In thousands of U.S. dollars – ThUS$)

	Note	12-31-2017 ThUS$	12-31-2016 ThUS$
ASSETS
CURRENT ASSETS

Cash and cash equivalents	5	2,284	7,481
Other current financial assets	12	19
Other current non-financial assets	9	2,808	2,639
Trade and other current receivables	10	51,124	118,851
Current accounts receivable from related parties	8	113,847	25,090
Inventories	7	4,062	2,480
Current income tax assets	6	4,421	3,139

TOTAL CURRENT ASSETS		178,565	159,680

NON-CURRENT ASSETS

Other non-current financial assets	12	5,093	3,674
Trade and other non-current receivables	10	69,946	49,323
Other non-current non-financial assets	9	174	—
Intangible assets other than goodwill	13	63,355	66,274
Goodwill	14	11,009	11,009
Property, plant and equipment	15	2,269,011	2,208,718
Deferred tax assets	11	34,672	22,412

TOTAL NON-CURRENT ASSETS		2,453,260	2,361,410

TOTAL ASSETS		2,631,825	2,521,090

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016 (continued)

(In thousands of U.S. dollars – ThUS$)

	Note	12-31-2017 ThUS$	12-31-2016 ThUS$
LIABILITIES AND EQUITY
CURRENT LIABILITIES

Other current financial liabilities	20	105,573	6,556
Trade and other current payables	17	89,176	196,218
Current accounts and loans payable to related parties	8	53,233	765,041
Current income tax liabilities	16	287	3,830

TOTAL CURRENT LIABILITIES		248,269	971,645

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	430,000	502,311
Non-current accounts and loans payable to related parties	8	644,371	583,890
Other long-term provisions	18	15,174	12,609
Deferred tax liabilities	11	89,278	74,150
Non-current provisions for employee benefits		1,166	1,540

TOTAL NON-CURRENT LIABILITIES		1,179,989	1,174,500

TOTAL LIABILITIES		1,428,258	2,146,145

EQUITY
Issued capital	22.1	827,205	77,280
Retained earnings		222,354	150,151
Other reserves	22.2	2,330	1,351
Equity attributable to owners of the parent company		1,051,889	228,782

Non-controlling interests	22.6	151,678	146,163

TOTAL EQUITY		1,203,567	374,945

TOTAL LIABILITIES AND EQUITY		2,631,825	2,521,090

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars – ThUS$)

		For the years ended December 31,
STATEMENTS OF PROFIT (LOSS)	Note	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Revenues	23	388,868	280,713	196,546
Other operating income	23	4,593	27,027	7,245
Revenues and Other Operating Income		393,461	307,740	203,791
Raw materials and consumables used	24	(71,229)	(76,709)	(59,077)
Contribution Margin		322,232	231,031	144,714
Other work performed by the entity and capitalized		6,564	15,941	15,095
Employee benefits expenses	25	(23,883)	(25,994)	(22,552)
Depreciation and amortization expense	26	(111,654)	(78,963)	(44,011)
Impairment loss recognized in the period’s profit or loss	26	(4,780)	(3,030)	(6,684)
Other expenses	27	(49,406)	(31,450)	(23,316)
Operating income		139,073	107,535	63,246

Other gains	28	—	8,167	—
Financial income	29	2,269	—	—
Financial costs	29	(75,017)	(107,182)	(32,616)
Foreign currency exchange differences	30	8,191	5,513	(14,820)
Profit (loss) from indexed assets and liabilities		1,888	2,133	4,739

Income before taxes		76,404	16,166	20,549
Income tax (expense) benefit	11.b	(753)	6,576	(23,787)
NET INCOME		75,651	22,742	(3,238)
Net income attributable to:
Shareholders of the parent company		69,506	20,411	(1,878)
Non-controlling interests	22.6	6,145	2,331	(1,360)
NET INCOME		75,651	22,742	(3,238)

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015 (continued)

(In thousands of U.S. dollars – ThUS$)

		For the years ended December 31,
STATEMENTS OF OTHER COMPREHENSIVE INCOME	Note	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Net Income		75,651	22,742	(3,238)

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Remeasurement gain (loss) from defined benefit plans		1,143	(234)	(632)
Other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		1,143	(234)	(632)
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Gains from cash flow hedges		664	2,341	1,216
Reclassification adjustments on cash flow hedges		(465)	(499)	—
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		199	1,842	1,216
Total components of other comprehensive income (loss), before taxes		1,342	1,608	584
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(309)	56	142
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(309)	56	142
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedges		(54)	(442)	(274)
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(54)	(442)	(274)
Total Other Comprehensive Income		979	1,222	452
TOTAL COMPREHENSIVE INCOME		76,630	23,964	(2,786)

Comprehensive income attributable to:
Shareholders of the parent company		70,485	21,633	(1,426)
Non-controlling interests		6,145	2,331	(1,360)

TOTAL COMPREHENSIVE INCOME		76,630	23,964	(2,786)

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars – ThUS$)

		Changes in Other Reserves
Statement of Changes in Equity	Issued Capital ThUS$	Reserves for Cash Flow Hedges ThUS$	Reserve for Gains and Losses for Defined Benefit Plans ThUS$	Other Reserves ThUS$	Retained Earnings ThUS$	Equity Attributable to Shareholders of the Parent ThUS$	Non- Controlling Interests ThUS$	Total Equity ThUS$
Equity at beginning of period 1/1/2017 Changes in equity	77,280	2,342	(991)	1,351	150,151	228,782	146,163	374,945
Comprehensive income:
Net income	—	—	—	—	69,506	69,506	6,145	75,651
Other comprehensive income (loss)	—	145	834	979	—	979	—	979

Total comprehensive income	—	145	834	979	69,506	70,485	6,145	76,630

Issue of equity (Note 22.1)	749,925	—	—	—	—	749,925	—	749,925
Increase (decrease) due to changes in participation in subsidiaries (Note 22.6)	—	—	—	—	2,697	2,697	(630)	2,067

Total changes in equity	749,925	145	834	979	72,203	823,107	5,515	828,622

Equity at end of period 12/31/2017	827,205	2,487	(157)	2,330	222,354	1,051,889	151,678	1,203,567

Statement of Changes in Equity	Issued Capital ThUS$	Reserves for Cash Flow Hedges ThUS$	Reserve for Gains and Losses for Defined Benefit Plans ThUS$	Other Reserves ThUS$	Retained Earnings ThUS$	Equity Attributable to Shareholders of the Parent ThUS$	Non- Controlling Interests ThUS$	Total Equity ThUS$
Equity at beginning of period 1/1/2016 Changes in equity	77,280	942	(813)	129	127,920	205,329	142,171	347,500
Comprehensive income
Profit (loss)	—	—	—	—	20,411	20,411	2,331	22,742
Other comprehensive income (loss)	—	1,400	(178)	1,222	—	1,222	—	1,222

Total comprehensive income	—	1,400	(178)	1,222	20,411	21,633	2,331	23,964

Increase (decrease) due to changes in participation in subsidiaries (Note 22.6)	—	—	—	—	1,820	1,820	1,661	3,481

Total changes in equity	—	1,400	(178)	1,222	22,231	23,453	3,992	27,445

Equity at end of period 12/31//2016	77,280	2,342	(991)	1,351	150,151	228,782	146,163	374,945

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars – ThUS$)

Statement of Changes in Equity	Issued Capital ThUS$	Reserves for Cash Flow Hedges ThUS$	Reserve for Gains and Losses for Defined Benefit Plans ThUS$	Other Reserves ThUS$	Retained Earnings ThUS$	Equity Attributable to Shareholders of the Parent ThUS$	Non- Controlling Interests ThUS$	Total Equity ThUS$
Equity at beginning of period 1/1/2015	77,280	—	(323)	(323)	131,482	208,439	121,312	329,751
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	(1,878)	(1,878)	(1,360)	(3,238)
Other comprehensive income (loss)	—	942	(490)	452	—	452	—	452
Total comprehensive income	—	942	(490)	452	(1,878)	(1,426)	(1,360)	(2,786)
Increase (decrease) due to changes in participation in subsidiaries (Note 22.6)					(1,684)	(1,684)	22,219	20,535

Total changes in equity	—	942	(490)	452	(3,562)	(3,110)	20,859	17,749

Equity at end of period 12/31//2015	77,280	942	(813)	129	127,920	205,329	142,171	347,500

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars – ThUS$)

		For the years ended
Statements of Cash Flows (Direct Method)	Note	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		496,186	342,003	231,202
Other collections from operating activities		760	1,827	1,807
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(220,054)	(223,985)	(465,375)
Payments to and on behalf of employees		(21,359)	(19,094)	(15,499)
Payments on premiums and services, annual payments, and other obligations from-policies held		(3,649)	(2,071)	(1,691)
Income taxes (paid) recovered		(1,267)	8,807	(302)
Other taxes paid		(23,389)	(39,487)	3,983

Net cash flows from (used in) operating activities		227,228	68,000	(245,875)

Cash flows from (used in) investing activities
Purchases of intangible assets		—	—	(11,788)
Purchases of property, plant and equipment		(175,674)	(683,415)	(207,095)
Dividends received		(198)	—	—
Financial investments with related parties		71	—	—
Loans to related parties		(78,376)	—	(808,441)

Net cash flows used in investing activities		(254,177)	(683,415)	(1,027,324)

Cash flows from (used in) financing activities
Proceeds from issue of equity		749,925	—	—
Proceeds from long-term loans		30,000	—	75,000
Payments on financial liabilities		(2,900)	(3,028)	(2,654)
Interest paid on borrowings		(21,076)	(20,375)	(2,958)
Loans from related parties		274,425	1,102,814	1,210,879
Payments from loans from related parties		(958,220)	(420,846)	—
Interest paid on loans to related parties		(50,430)	(40,187)	(11,973)

Net cash flows from financing activities		21,724	618,378	1,268,294

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(5,225)	2,963	(4,905)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		28	(87)	(33)
Net increase (decrease) in cash and cash equivalents		(5,197)	2,876	(4,938)
Cash and cash equivalents at beginning of period		7,481	4,605	9,543
Cash and cash equivalents at end of period		2,284	7,481	4,605

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	TRADE AND OTHER CURRENT RECEIVABLES	44

11.	INCOME TAXES AND DEFERRED TAXES	45

12.	OTHER FINANCIAL ASSETS	47

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL	48

14.	GOODWILL	48

15.	PROPERTY, PLANTS AND EQUIPMENT	49

16.	CURRENT TAX LIABILITIES	50

17.	TRADE AND OTHER PAYABLES	50

18.	PROVISIONS	50

19.	DERIVATIVES	51

20.	OTHER FINANCIAL LIABILITIES	53

21.	RISK MANAGEMENT POLICY	54

	21.1 Liquidity Risk	54

	21.2 Credit Risk	54

	21.3 Exchange Rate Risk	54

	21.4 Interest Rate Risk	55

	21.5 Fair value of financial instruments	56

22.	EQUITY	56

	22.1 Subscribed and paid capital	56

	22.2 Other reserves	57

	22.3 Capital Management	57

	22.4 Shareholders	57

	22.5 Dividend policy	57

	22.6 Non-controlling interests	58

23.	REVENUE AND OTHER OPERATING INCOME	58

24.	RAW MATERIALS AND CONSUMABLES USED	59

25.	EMPLOYEE BENEFITS EXPENSES	59

26.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	59

27.	OTHER EXPENSES	60

28.	OTHER GAINS (LOSSES)	60

29.	FINANCIAL RESULTS	60

30.	FOREIGN CURRENCY EXCHANGE DIFFERENCES	61

31.	COMMITMENTS AND CONTINGENCIES	62

32.	GUARANTEES GIVEN TO THIRD PARTIES	63

33.	SUBSEQUENT EVENTS	66

ENEL GREEN POWER LATIN AMÉRICA S.A. (FORMERLY ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars – ThUS$)

1. ACTIVITIES AND FINANCIAL STATEMENT

Enel Green Power Latin América S.A. (hereinafter “Enel Green Power Latin América”, “EGPL” or the “Company”) was originally incorporated as a closely-held corporation under the corporate name of Empresa Eléctrica Alerce S.A., on May 15, 2000. Subsequently, on December 18, 2000, the Company became a limited liability company under the name of Energía Alerce Limitada and on June 6, 2013 it changed its corporate name to Enel Green Power Latin América Limitada. Finally, on October 24, 2017, the Company was transformed into a closely-held corporation under its current corporate name, Enel Green Power Latin América S.A. The share capital of the company amounts to USD 827,205,371 and is divided into an equal number of shares.

Enel Green Power Latin América is a member of the Enel Green Power S.p.A. (“EGP”) Group. EGP is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel S.p.A. (“Enel”) which is one of the largest electricity and utilities services companies worldwide. Enel Green Power Latin América’s shareholders are Hydromac Energy S.R.L. and Enel Green Power S.p.A. with a participation of 99.99% and 0.01%, respectively as of December 31, 2017.

The Company has its registered address and head office at Avenida Presidente Riesco, No. 5335, 15th floor, in Las Condes, Santiago, Chile. For tax purposes, the Company operates under Chilean tax identification number 96,920,210-7.

Enel Green Power Latin América is a partner with 99.99999% partnership interest in Enel Green Power Chile Limitada, which is the controlling parent of Empresa Eléctrica Panguipulli S.A., a company that owns and operates two hydroelectric power plants, with a total installed capacity of 92.2 MWh, two photovoltaic power plants with a total installed capacity of 118.1 MWh and a wind power plant with an installed capacity of 60.6 MWh. Likewise, the Company develops and finances geothermal electricity generation projects through its subsidiaries Empresa Nacional de Geotermia S.A. and Geotérmica del Norte S.A.

In addition, the Company develops and finances wind electricity generation projects through its subsidiaries Parque Eólico Valle de los Vientos S.A., which has an installed capacity of approximately 90 MWh; Parque Eólico Taltal S.A., which has an installed capacity of 99 MWh and Parque Eólico Talinay Oriente S.A., which has an installed capacity of 90 MWh.

The Company also has a solar energy project in progress which is carried out by its subsidiary Almeyda Solar SpA with an expected installed capacity of 36 MWh.

On August 26, 2014, the Company created Parque Eólico Renaico SpA (currently named Enel Green Power del Sur SpA), the corporate purpose of which is the generation, transmission, distribution and sale of energy, from wind or any other non-conventional renewable sources. This subsidiary has an installed capacity of wind and photovoltaic power plants of 224 MWh and 337.75 MWh, respectively.

Both the Company and its subsidiary Enel Green Power Chile Limitada provide administrative, technical and managerial services to its subsidiaries.

Proposed Corporate Reorganization Project in the Enel Group

On August 25, 2017, Enel SpA informed its subsidiary Enel Chile S.A. (“Enel Chile”) of its favorable reception with respect to a non-binding proposal for corporate reorganization (the “Reorganization”).

The purpose of the Reorganization is intended to incorporate the renewable energy assets held by Enel Green Power Latin América with Enel Chile, which in turn, holds the conventional energy generation assets in Chile through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets in Chile through Enel Distribución Chile S.A.

Enel Chile and Enel Generación Chile are both reporting companies under the regulation of the Chilean Commission for Financial Markets, hereinafter “CMF” (formerly, the Superintendency of Securities and Insurance of Chile) and have American Depositary Receipts traded on the New York Stock Exchange, and therefore are also subject to rules of the United States Securities and Exchange Commission (“SEC”).

The proposed Reorganization involves the following transactions, each of which is conditioned on the implementation of the other.

i.	Public Tender Offer

Enel Chile will make a public tender offer (the “Tender Offer”) for all of the shares (including American Depositary Shares or “ADSs”) of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration will be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders agree to use Ch$236 of the Ch$590 cash tender offer consideration for each Enel Generación Chile share and Ch$7,080 of the Ch$17,700 cash tender offer consideration for each Enel Generación Chile ADS to subscribe for American Depositary Shares (or “ADSs”) of Enel Chile at a subscription price of Ch$82 per Enel Chile share (or Ch$4,100 per Enel Chile ADS) the “Share/ADS Subscription Condition”.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, the reason for which being that it is accounted for as an equity transaction in accordance with IFRS as issued by the IASB.

ii.	Capital Increase

Enel Chile will conduct a capital increase (the “Capital Increase”) in order to have a sufficient number of shares of common stock of Enel Chile available to deliver to tendering holders of Enel Generación Chile shares and ADSs to satisfy the Share/ADS Subscription Condition.

In connection with the Capital Increase, in accordance with Chilean law, Enel Chile will make a preemptive rights offering to existing shareholders of Enel Chile who have preemptive rights to subscribe for the additional shares of Enel Chile issued in the Capital Increase pro rata in proportion to their interest in Enel Chile at a subscription price of Ch$82 per Enel Chile share in cash.

iii.	Merger

Following the completion of the Tender Offer, EGPL will merge into Enel Chile (the “Merger”). Consequently, the renewable assets held by EGPL will be consolidated by Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, taken together, an ownership interest in Enel Chile similar to its current 60.6% ownership.

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are under common control of Enel, no purchase accounting is applied.

At the Extraordinary Shareholders’ Meeting of Enel Chile held on December 20, 2017, the Renewable Assets Reorganization was approved, subject to compliance with the conditions stipulated for the Tender Offer, Capital Increase and Merger. In addition, the Shareholders’ Meeting also approved the Capital Increase in Enel Chile of Ch$1,891,727,278,668 through issuance of 23,069,844,862 new register common shares of a single series with no par value, at a share price and under the conditions approved at the Shareholders’ Meeting. Finally, the amendments of the articles of incorporation of Enel Chile in order to reflect the Merger-related agreements, Capital Increase and expansion of the corporate purpose of Enel Chile were also approved, among other provisions. The Tender Offer occurred between February 16, 2018 and March 22, 2018, the preemptive right offering in connection with the Capital Increase took place between February 15, 2018 and March 16, 2018 and the Renewable Assets Reorganization (including the Merger) was completed and effective on April 2, 2018 (see Note 33).

2.    BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of presentation

These consolidated financial statements as of December 31, 2017 of Enel Green Power Latin América S.A., which were authorized for issue by the Company’s Board of Directors at its meeting held on February 23, 2018, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been updated as of May 18, 2018, specifically notes 1, 2.1 and 33, in order to describe that the reorganization process was completed and effective on April 2, 2018.

These consolidated financial statements present fairly the financial position of Enel Green Power Latin América S.A. and its subsidiaries as of December 31, 2017 and 2016, as well as their results of operations, the changes in equity, and their cash flows for the years ended December 31, 2017, 2016 and 2015.

These consolidated financial statements present voluntarily the corresponding figures for 2015 of consolidated statement of comprehensive income, changes in equity and cash flows, and the related notes

These consolidated financial statements have been prepared on the historical cost basis except for certain financial derivative instruments that are measured at fair value.

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries.

2.2    New accounting pronouncements

a) Accounting pronouncements effective from January 1, 2017:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving the presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Annual Improvements to IFRS (2014–2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the consolidated financial statements of the Company and its subsidiaries. The additional disclosures required by amendments to IAS 7 relating to financing activities are provided in Note 5.2.

b) Accounting pronouncements effective from January 1, 2018 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Mandatory application for annual periods beginning on or after:
IFRS 9 Financial Instruments	January 1, 2018

Amendments to IFRS 9 Prepayment features with negative compensation	January 1, 2019

IFRS 15 Revenue from Contracts with Customers	January 1, 2018

IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018

IFRS 16 Leases	January 1, 2019

IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. IFRS 9 does not require the mandatory restatement of prior periods. The company will adopt the standard on the date of effective application without restating previous periods, recognizing the cumulative effect of its initial application as an adjustment to the opening balance of retained earnings (or another component of the estate, as appropriate).

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

The Company carried out a detailed evaluation of the three aspects of the standard and its impact on the Group’s consolidated financial statements. This evaluation is based on the information currently available and, therefore, may be subject to changes arising from additional information available during the year 2018.

a)    Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

•	Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;

•	Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	Fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designated at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the assessment made, the Group considers that the new classification requirements will not have a significant impact on the accounting of its financial assets. Loans and receivables are held to collect contractual cash flows that are solely payment of the principal and interest, therefore, they meet the criteria to be measured at amortized cost under IFRS 9.

b)    Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments. Under IFRS 9, the allowance for impairment losses will be measured based on:

•	12-month expected credit losses; or

•	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

Based on the new methodology for estimating expected credit losses, the Group estimates that the application of the impairment requirements of IFRS 9 as of January 1, 2018, will not have significant impacts on the date of its initial application, on these consolidated financial statements of Enel Green Power Latin América and subsidiaries.

c)    Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39 is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow to align hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item. It also offers the possibility to restore the balance of the hedging if the risk management objective remains unaltered. However, the hedge must be value and the inefficiency retrospective recognized in income.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group’s current plan is that it will elect to apply the new requirements of IFRS 9.

The implementation project of the new model included an assessment of current hedging relationships and the analysis of the new strategies that can be applied under IFRS 9. The Group believes that all the existing hedge relationships as of December 31, 2017, currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. Similarly, non-designated hedge relationships will continue to be measured at fair value through profit or loss under the new standard.

•	IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, which applies to all contracts with customers, with certain exemptions (lease contracts and insurance, financial instruments and non-monetary exchanges). The new revenue standard supersedes all current revenue recognition standards:

•	IAS 11 Construction Contracts;

•	IAS 18 Revenue;

•	IFRIC 13 Customer Loyalty Programs;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) of the annual reporting period that includes the date of initial application. According to this method, it applies only to unfinished contracts by January 1 2018, so restatement of comparative period financial statements is unnecessary.

This new standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements, with the final purpose to provide fuller details about nature, amount, gross yearly and cash flows arising from contracts with customers. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the standard, i.e., January 1, 2018.

The Group has completed an assessment of its contracts with customers to identify and measure the potential impacts on its consolidated financial statements of applying IFRS 15. The project included the identification of all revenue streams of Enel Green Power Latin América and its subsidiaries, use of our knowledge of the customary business practices, a comprehensive evaluation of each type of contract with clients and determining the methodology for recognizing revenue under current standards. The assessment was performed with a special focus on those contracts with key aspects under IFRS 15 and the specific characteristics of interest to the Group, such as:: identifying the contractual performance obligations; contracts with multiple obligations; contracts with variable consideration and timing of recognition; analysis of principal versus agent considerations; recognition of costs to obtain and to fulfill a contract; and disclosures to be provided to comply with the Standard.

The Enel Green Power Latin América Group has direct and indirect participation in the electrical energy generation, transmission and distribution businesses. Based on the nature of the goods and services offered and the characteristics of its revenue streams, the Group does not expect that application of IFRS 15 will have a material impact on the consolidated financial statements of Enel Green Power Latin América and subsidiaries.

•	Sales and transportation of electricity: The main source of revenue of Enel Green Power Latin América is from the sale of a series of goods and services whose control is transferred over time, since the customer simultaneously receives and consumes the benefits provided by the Group. In accordance with the criteria under IFRS 15, the Group will continue recognizing revenue over time, instead of at a point in time.

•	Sale of other goods and services: Correspond mainly to electrical engineering services. Revenue is recognized when the control of the good or service has been transferred to the customer, i.e. when the customer obtains substantially all of the benefits from the asset and the ability to direct its use. Therefore, the standard will not change the timing or the amount of revenue recognized pursuant to these contracts.

The Group is evaluating the changes and improvements that will be necessary in the systems, internal control, policies and procedures to comply with the requirements of IFRS 15.

•	IFRS 16 Leases

In January 2016, the IASB published IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to early adopt the standard.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new standard states the following.

i)    Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)    Lessor accounting: Under IFRS 16, this is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating or finance leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently performing an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or a non-monetary liability. The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Early application is permitted.

The Group expects that this new interpretation will not have a material effect on the consolidated financial statements of Enel Green Power Latin América and its subsidiaries.

•	IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

Standards, Interpretations and Amendments	Mandatory application for annual periods beginning on or after:
Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.	January 1, 2018

Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.	January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not a sufficient reclassification criterion.	January 1, 2018

Amendments to IFRS 9: Prepayment features with negative compensation

The amendments allow entities to measure prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income upon compliance with certain specific conditions, instead of being measured at fair value through profit or loss	January 1, 2019

Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

The IASB issued these amendments to clarify that an entity that applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.	January 1, 2019

Annual Improvements to IFRS (Cycle 2015-2017)

Annual improvements correspond to a series of limited scope amendments that clarify the wording in an IFRS Standard or correct relatively minor oversights or conflicts between existing requirements of IFRS Standards: IFRS 3 “Business combination”, IFRS 11 “Joint arrangements”, IAS 12 “Income taxes” and IAS 23 “Borrowing costs”.	January 1, 2019

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research project on the equity method of accounting.

Effective date deferred indefinitely

In Management’s opinion, except as stated above, the application of the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of Enel Green Power Latin América and its subsidiaries.

2.3	Responsibility for the information, judgments and estimates provided

The information contained in these consolidated financial statements is the responsibility of the Company’s management, which expressly states that the principles and criteria included in IFRSs have been applied.

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The underlying estimates and assumptions are periodically reviewed. Changes to accounting estimates are recognized prospectively in the period in which the estimate is changes and in all future periods affected.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s management have been used to quantify some of the assets, liabilities, income, expenses and commitments recognized in these consolidated financial statements.

In particular, information on key areas of uncertain estimates and critical judgments in the application of accounting policies that have a greater effect on the items recognized in the consolidated financial statements relate basically to:

•	Use of tax losses.

•	Measurement of financial instruments at fair value.

•	Useful lives of property, plant and equipment, and intangibles.

•	Energy supplied to customers and unbilled at the end of each reporting period, as well as the estimates of energy costs at year-end.

•	Provisions for decommissioning costs.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such judgment or estimation change in the corresponding future consolidated financial statements.

2.4	Subsidiaries

Subsidiaries are those entities over which Enel Green Power Latin América has control. An investor controls an investee, when the investor: (1) has the power over the investee, (2) is exposed, or has rights, to variable returns from its involvement in the investee, and (3) has the ability to use its power to affect its returns investee. It is considered that an investor has power over an investee, when the investor has existing rights that give him the current ability to direct the relevant activities, that is, the activities that significantly affect the returns from the investee. In the case of the Company, in general, the power over its subsidiaries derives from the ownership of the majority of the voting rights granted by the equity instruments of its subsidiaries.

The consolidated financial statements include the assets, liabilities, income statements and cash flows of the following subsidiaries:

			12-31-2017			12-31-2016
Company	Country	Functional Currency	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Enel Green Power Chile Limitada	Chile	US$	99.991	—	99.991	99.991	—	99.991
Empresa Eléctrica Panguipulli S.A.	Chile	US$	00.005	99.995	100.000	00.005	99.995	100.000
Empresa Nacional de Geotermia S.A.	Chile	US$	—	51.000	51.000	—	51.000	51.000
Geotérmica del Norte S.A.	Chile	US$	—	84.590	84.590	—	81.160	81.160
Parque Eólico Taltal S.A.	Chile	US$	00.01	99.990	100.000	00.01	99.990	100.000
Parque Eólico Valle de los Vientos S.A.	Chile	US$	00.01	99.990	100.000	00.01	99.990	100.000
Enel Green Power del Sur SpA.	Chile	US$	—	100.000	100.000	—	100.000	100.000
Parque Talinay Oriente S.A.	Chile	US$	—	61.370	61.370	—	61.370	61.370
Almeyda Solar SpA.	Chile	US$	—	100.000	100.000	—	100.000	100.000
Diego de Almagro Matriz SpA	Chile	US$	—	100.000	100.000	—	100.000	100.000

2.5	Basis of consolidation and business combinations

The subsidiaries are consolidated and all of their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements after the adjustments and eliminations for intragroup balances and transactions. These adjustments and eliminations relate mainly to balances between companies and any unrealized gains and losses arising from intercompany transactions, but only the portion where there is no evidence of impairment.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

•	At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at their fair values. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill (for details of the accounting treatment of goodwill see note 3.17). In the case that the difference is negative, it is credited to income.

•	Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

2.6	Functional and presentation currency

The consolidated financial statements of Enel Green Power Latin América and subsidiaries are presented in thousands of United States dollars (ThUS$), which is also the functional currency of all Enel Green Power Latin América group entities.

2.7	Foreign currencies

Transactions and balances in currencies other than the functional currency are translated to the functional currency as follows:

•	Monetary assets and liabilities have been translated at the rates of exchange prevailing at the date of the consolidated financial statement.

•	Non-monetary assets and liabilities measured at historical cost are translated using the exchange rates prevailing at the date of initial recognition. Non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing at the date on which the fair value was determined.

•	Items of comprehensive income statement are translated at the exchange rates prevailing at the dates of the transactions; generally, the average exchange rate for the period.

2.8	Translation of balance in foreign currency and gains (losses) for adjustment units

The functional and presentation currency of Enel Green Power Latin América and subsidiaries is the U.S. dollar. Consequently, all assets and liabilities at the closing date of the consolidated financial statements that are denominated in currencies other than the U.S. dollar are translated into the functional currency at the exchange rate prevailing at that date and the resulting translation effect is recognized in profit and loss for the year.

The exchange rates at the close of the respective years are (respective currency units per one dollar or adjustment unit):

Date	USD / CLP	USD / EUR	USD / UF	USD / UTM
12.31.2017	614.75	0.8317	0.023	0.013
12.31.2016	669.47	0.9488	0.025	0.014

USD	U.S. dollar
CLP	Chilean Peso
EUR	Euros
UF	Unidades de Fomento (inflation-indexed unit)
UTM	Unidades Tributarias Mensuales (Monthly Tax Units)

As of December 31, 2017, the results per unit of adjustment correspond mainly to VAT credit, which is indexed to the Unidades Tributarias Mensuales.

3.    SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

3.1	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

a)	Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualifying assets, which require a substantial period of time being ready for use such as, for example, electricity generation.

b)	The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment.

c)	Future disbursements of Enel Green Power Latin América and subsidiaries will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision. The Company reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate.

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

Subsequent costs

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in the carrying amount of the respective assets, derecognizing the replaced or overhauled components, only if it is probable that future economic benefits will flow to the Company, and its cost can be measured reliably.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

Depreciation

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period over which Enel Green Power Latin América and subsidiaries expect to use the assets (related with future economic benefits associated to property, plant and equipment). Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively. When the components of an item of property, plant and equipment have different useful lives, they are considered as distinct items for depreciation.

Land is not depreciated since it has an indefinite useful life.

Useful Lives and Depreciation Method

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

		Useful Lives
Categories	Method	Minimum	Maximum
Buildings and constructions	Straight-line	20	25
Plant, equipment and machinery	Straight-line	20	25
Other assets	Straight-line	3	10

Gains or losses arising from sales or disposal of items of property, plant and equipment are recognized in profit or loss and are calculated as the difference between the sale price and the carrying value of the asset.

3.2    Intangible assets other than goodwill

3.2.1 Research and development expenditures

Enel Green Power Latin América and subsidiaries recognize the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as expenses in the consolidated statement of comprehensive income in the period in which they are incurred.

3.2.2 Intangible assets

Disbursements incurred to acquire rights of use of assets are recognized as intangible assets up to the date on which the work in progress is transferred to assets in operation when they are available for use, from which time the amortization begins. The contractual obligations for rights of use after the transfer of assets to operation, are recognized in profit or loss in the year in which they are accrued.

The purchase of software that is an integral part of the functionality of a related equipment is capitalized as part of such equipment, under line item “Other intangible assets”.

Subsequent disbursements are recognized as part of the cost of intangible assets only when they represent an increase of the future economic benefits embodied in the specific asset to which they relate. Any other disbursements are recognized in profit or loss when incurred.

3.2.3 Amortization of intangible assets

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use. Computer software is amortized (on average) over three years. Rights of use intangible assets are amortized (on average) over 20 years.

3.3    Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Company evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Company estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Company estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at the end of each reporting period.

Recoverable amount is the higher of fair value less the cost of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Company prepares future pre-tax cash flow projections based on the most recent budgets available, generally for the first five-year period and a steady growth rate thereafter. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

Future cash flows are discounted to calculate their present value at a pre-tax rate that reflects the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is immediately recognized in profit or loss.

Impairment losses recognized in prior periods for an asset (other than goodwill) are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount with credit to profit or loss, however, the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. In the case of goodwill, impairment losses are not reversed.

3.4    Leases

The Company applies IFRIC 4 to assess whether an agreement is, or contains, a lease. Leases in which substantially all the risks and benefits inherent to the property are transferred are classified as finance leases. The Company has not entered into finance leases for any of the periods presented.

All other leases are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless another systematic basis of distribution is more representative of the time pattern of the Company’s benefits from the use of the assets.

The Company has operating lease contracts for the land where the Talinay Oriente, Talinay Poniente, Lalakama I, and Lalakama II power plants and their related facilities are located.

3.5    Financial assets

Enel Green Power Latin América and its subsidiaries classify their financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the date of initial recognition.

•	Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired primarily for the purpose of being sold in the short term. Financial derivatives are also classified as held for trading unless they are designated as hedging instruments. Investments in marketable securities are initially recorded at cost and subsequently their value is adjusted based on their market value (fair value). As of December 31, 2017 and 2016, Enel Green Power Latin América and subsidiaries do not have this type of financial assets.

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except when their maturities are more than 12 months from the date of the statement of financial position, in which case they are classified as non-current assets. Loans and receivables include trade and certain other receivables and cash and cash equivalents in the statement of financial position.

•	Financial assets available-for-sale: Financial assets available-for-sale are non-derivative financial assets specifically designated as available for sale or that do not fit within any of the two preceding categories. They are classified as non-current assets unless management intention is to dispose them within 12 months after the date of the statement of financial position.

•	Recognition and measurement: All financial assets are initially recognized at fair value. Transaction costs for all financial assets, other than financial assets at fair value through profit or loss, are added to the acquisition cost of the financial asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized immediately in profit or loss.

Purchases and sales of financial assets are recognized on the trade date, which is the date when the Company commits itself to acquire or sell an asset.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or have been transferred and substantially all the risks and rewards of ownership of the financial asset have been transferred.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently measured at fair value (with changes in fair value recognized in other comprehensive income and in profit or loss, respectively). Loans and receivables are initially recognized at their fair value. After initial recognition, these financial assets are measured at amortized cost using the effective interest rate method, less any reduction through the use of an allowance account for impairment or uncollectibility. The amortized cost is calculated taking into account any discount or premium and fees or costs that are an integral part of the effective interest rate.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss when the changes in fair value occur. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of profit or loss in line item “Other income” when the right to receive payment has been established.

When a financial asset classified as available-for-sale is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in equity (Other reserves) are reclassified to profit or loss in the line item “Other gains (losses)”.

Interest income from available-for-sale financial assets calculated using the effective interest rate method are recognized in the statement of profit (loss) under Financial income. Dividends received from available-for-sale financial assets are recognized in the statement of profit (loss) under “Other gains (losses)”, when the right to receive the dividends is established.

The fair value of listed investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), fair value is established using valuation techniques that include the use of observable inputs in recent transactions between interested and duly informed parties, the reference to other substantially similar instruments, analysis of discounted cash flows, and option pricing models using current market information and that rely less on specific internal information of the entity. If no such technique can be used to determine fair value, investments are recognized at acquisition cost net of impairment losses, if applicable.

The Company assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets are impaired. In the case of equity securities classified as available-for-sale objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If there is any evidence of impairment for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from other comprehensive income and is recognized in the statement of profit or loss. Recoveries of impairment losses on equity investments are not reversed through profit or loss.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when there is a current enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Due to the nature of the electric generation business, the Company’s management estimates that uncollectible amounts associated with trade and other receivables is not significant. Notwithstanding, the Company’s management assesses, when applicable, certain specific cases based on the particular circumstances of the case, such as financial difficulties and bankruptcy of the debtor.

3.6    Cash and cash equivalents

This item within the consolidated statement of financial position includes cash in hand and bank balances because they have an insignificant risk of changes in value.

3.7    Employee Benefits

The Company has recognized the obligation for severance indemnities payments to its employees in accordance with IAS 19 Employee Benefits. This obligation is measured at each reporting date and updated using actuarial calculations carried out by an independent actuary. Severance indemnities are recognized as post-employment benefits under defined benefit plans using the Projected Unit Credit Method.

The obligation is presented in the statement of financial position and represents the present value of the indemnity obligation for years of service. Actuarial gains and losses are recognized permanently as other comprehensive income (loss) in the statement of comprehensive income, while the cost of service and net cost of interest is recognized in the statement of profit (loss) in the corresponding year.

The amount of the net actuarial liabilities accrued at year-end is presented as Provisions for employee benefits, in the statement of financial position.

3.8    Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations that are recognized as non-current. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

3.9    Financial Liabilities

Recognition and measurement

Financial liabilities are classified at the date of their initial recognition, as financial liabilities at fair value through profit or loss, loans and payables, trade payables or derivatives designated as hedging instruments in an effective hedge.

All financial liabilities, other than those financial liabilities at fair value through profit or loss, are initially recognized at fair value and as for the loans and credits and accounts payable are offset by transaction costs directly attributable transaction costs.

The financial liabilities of the Company include trade and other payables, loans, including overdrafts in bank accounts, financial guarantee contracts and derivative financial instruments.

Subsequent Measurement

Loans and payables is the most relevant category for the Company. Subsequent to initial recognition, loans and payables are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss when a liability is derecognized, as well as all interest accrued determined in accordance with the effective interest rate method.

Amortized cost is calculated taking into account any discount or premium and the fees or costs that are an integral part of the effective interest rate method. Accrued interest determined in accordance with the interest rate method is included under line item “Financial costs” in the Statement of profit or loss.

This category is generally applied to loans and credits.

Financial guarantees

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

3.10    Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as a finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current, best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

3.11    Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Company’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are considered:

a.	Revenues from sale of energy and power: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date of the consolidated financial statements.

b.	Other income from services is recognized, only if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

The direct costs and expenses incurred to generate the sale of energy and power are recognized on an accrual basis, so as at the end of the reporting period a provision for the cost of energy transferred to customers for which no invoice from the suppliers has been received is recognized.

3.12    Inventories

Inventories are measured at the lower of their acquisition cost (determined using weighted average method) and the net realizable value. Net realizable value is the estimated selling price of an asset minus the reasonable estimate of appropriate disposal costs.

Costs include the purchase price plus costs incurred to give them their current status and location, net of trade discounts and other rebates

3.13    Income taxes

Income tax expense is comprised of current taxes and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss, equity or other comprehensive income based on where the transaction that originated them was recognized.

Current income tax is the expected tax payable or receivable as determined from the taxable income for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax from prior years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases.

Deferred taxes are measured using the tax rates expected to apply when the temporary differences are to be reversed, based on laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to set off current tax assets against current liabilities and the deferred taxes relate to income taxes levied by the same taxation authority on the same taxable entity, or different taxable entities that intend either to settle current tax liabilities and current tax assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that is probable that taxable profits will be available against which the deductible temporary difference, unused tax credit and unused tax loss can be utilized, except when the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed at the end of each reporting period and are recognized to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied in the year when the assets are realized or the liabilities are settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company’s assets and liabilities and profit and loss are measured in terms of its functional currency (US dollar) for financial reporting purposes. The Company’s tax losses or gains are calculated in Chilean pesos, whereby changes in exchange rates give rise to temporary differences, which result in the recognition of a deferred tax asset or liability. The resulting deferred tax is recognized in the Statement of profit or loss.

3.14    Statement of cash flows

The Statement of cash flows reflects changes in cash and cash equivalents that took place during the year, determined with the indirect method. It uses the following expressions and corresponding meanings:

•	Cash flows: Inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•	Operating activities: They are the principal revenue producing activities of the Company and other activities that are not considered investing or financing activities.

•	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of the total equity and borrowings of the Company.

3.15    Derivative financial instruments and hedging

The Company uses derivative financial instruments to hedge its risks associated with fluctuations in interest rates and exchange rates. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The method of recognizing the gain or loss resulting from the change in fair value depends on whether the derivative has been designated as a hedging instrument and the nature of the item being hedged. The Company designates certain derivative financial instruments as:

•	Fair value hedges

•	Cash flow hedges;

The Company documents at the beginning of the transaction the relationship between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging transactions. The Company also documents its assessment, both at the inception date and on an ongoing basis, whether the derivatives used in hedging the transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items.

•	Fair value hedges: Changes in the fair value of derivatives that are designated and classified as fair value hedges are recorded in the statement of profit or loss, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The Company has not entered into any fair value hedges in the as of December 31, 2017 and 2016.

•	Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and classified as cash flow hedges are recognized in other comprehensive income and accumulated in “Other Reserves” within the other comprehensive income. Gains or losses related to the ineffective portion are recognized immediately in the statement of profit (loss) under “Financial costs” or “Exchange differences” according to their nature. As of December 31, 2017, the Company has entered into cash flow hedges as disclosed in Note 19.

The cumulative amounts in “Other reserves” are reclassified to the Statement of profit (loss) in the periods in which the hedged item affects profit or loss. In the case of interest rate hedges, the amounts recognized in the equity are reclassified to “Financial costs” as interest on associated debts is accrued.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

When a hedging instrument expires or is sold or when it no longer meets the requirements for hedge accounting, any gain or loss accumulated in “Other reserves” until that date remains in equity until the forecasted transaction occurs and is recognized in the Statement of profit (loss). When the forecasted transaction is no longer expected to occur, the accumulated gain or loss in other comprehensive income is immediately reclassified to the Statement of profit (loss) under “Financial cost” or “Exchange differences”, depending on the nature of the transaction.

3.16    Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In measuring fair value, management uses assumptions that market participants would use when pricing an asset or liability under current market conditions, including assumptions about risk and other elements. Accordingly, the Company’s intention to maintain an asset or settle a liability is not relevant when measuring fair value.

The measurement of fair value requires an entity to determine the following:

•	The specific asset or liability being measured;

•	For a non-financial asset, the maximum and best use of the asset and whether the asset is used in combination with other assets or independently;

•	The principal or most advantageous market in which an orderly transaction would take place for the asset or liability; and

•	Appropriate measurement techniques to be used when measuring fair value. Valuation techniques used should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The inputs should be consistent with the inputs that a market participant would use when setting the price of the asset or liability.

A fair value measurement assumes that a financial or non-financial liability or a Company’s own equity instrument (e.g., equity interests issued as consideration in a business combination) is transferred to a market participant at the measurement date. The transfer of a liability or a Company’s equity instrument assumes that:

•	A liability would remain outstanding and the market participant transferee would be required to fulfil the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

•	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

The fair value hierarchy classifies into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). If the fair value considers certain unobservable data those are classified in Level 2 to the extent that the amount resulting from the use of unobservable inputs is not significant.

Transfers between hierarchy levels are recognized at the date of the event or change in circumstances that caused the transfer.

The carrying value of financial assets and liabilities such as “Cash and cash equivalents”, the current portion of “Current accounts receivable from related parties” and “Trade and other current receivables” approximate their fair values, due to their short-term nature.

The inputs used in measuring fair value as of December 31, 2017 and 2016 are classified primarily in Level 2 for derivative financial instruments and Level 3 for other financial liabilities and current accounts receivable/payable from/to related parties (see Note 21.5).

3.17    Goodwill

Goodwill arising from business combinations, and reflected upon in consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date (acquisition method).

If the accounting for a business combination is completed within the following year after the acquisition date, and so affects the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill is allocated to cash-generating units, and is not amortized, but at the end of each accounting period, it is estimated whether there has been any impairment that reduces its recoverable value to an amount lower than the net cost recorded, and, if applicable, the appropriate adjustment for impairment (Note 3.3).

4.    SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

Overview

a. Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services No. 20,018 (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998). The main authority in energy matters is the Ministry of Energy, which is responsible for proposing and driving public policies for energy matters, thus strengthening coordination and allowing for an integrated view of the energy sector. It was created on February 1, 2010 as an autonomous agency, after year of being part of the Ministry of Mines.

Answering to of the Ministry of Energy are the regulatory agency of the power sector (the National Energy Commission) and the auditing agency (Superintendency of Electricity and Fuels). The Ministry also has the Chilean Nuclear Energy Commission (CChEN), with the Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables – “CER”), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – “CIFES”).

The National Energy Commission (hereinafter “CNE”) has the authority to propose regulated rates, approve transmission expansion plans and draw up indicative plans for building new generating units. For its part, the Superintendency of Electricity and Fuels audits and oversees compliance with the laws, regulations and technical standards for electrical generation, transmission and distribution, liquid fuels and gas.

Furthermore, the law considers a Panel of Experts, made up of experts whose main function is to resolve any discrepancies occurring with regard to matters stipulated in the Electricity Law and in the application of other laws involving energy matters, by means of binding decrees.

The Law establish a National Electricity Coordinator, an independent statutory body, in charge of operating and coordinating the Chilean power grid, whose main objectives are: i) preserve the safety and security of the service, ii) guarantee the economic operation of the interconnected facilities of the power grid, and iii) guarantee open access to all transmission systems. The following stand out among its main activities: coordinate the electricity market, authorize connections, manage supplementary services, implement public information systems, monitor the competence and chain of payment, among others.

From a physical viewpoint, the Chilean electrical sector is divided into three electrical grids: the Sistema Interconectado Central (“SIC”), the Sistema Interconectado del Norte Grande (“SING”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellón, to the island of Chiloé in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is organized into three business segments: Generation, Transmission, and Distribution. Electrical installations associated with these three activities are required to operate in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations.

As essential services, the power Transmission and Distribution businesses are natural monopolies; these segments are regulated by the Electricity Law, which requires free access to networks and regulates rates.

In the electricity market, two products are traded (Energy and Power) and sundry services are provided. In particular, the National Electricity Coordinator is in charge of making the balances, determining the respective transfers between generating companies and calculating the marginal hourly cost, at which price the energy transfers are valued. For its part, the CNE determines the Power prices.

Consumers are classified according to the size of their demand into regulated or unregulated customers. Regulated customers are those that have a connected capacity of less than 5,000 kW. Without detriment to the above, customers with a connected power of between 500 kW and 5,000 kW may opt for a regulated or unregulated rates system..

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

a.1 Generation segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy and power to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)	Free customers: Those users, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies distinguishing supply from its regulated and free customers. For the supply of its regulated customers, the distribution companies buy energy from the generation companies in public tenders regulated by the CNE, while, for the supply of their free customers, they do so through bilateral contracts.

(iii)	Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN, according to current regulations, which it obtained the power of sufficiency for each central, value that depends mainly on the availability of the facilities as such, as well as the generation resource according to the technology.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

a.2 Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. Is divided into five segments: National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System and International Interconnection Systems.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE.

The expansions of both systems are carried out through open tenders, distinguishing between new projects and expansion of existing facilities projects. For new projects open tenders are considered, being the successful bidder the owner of the facilities. In the case of expansion of existing facilities, the owner of the original facilities is also the owner of its extension and has the obligation to tender its construction.

The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

a.3 Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers (customers with connected capacity inferior to 5,000 kW, except customers between 500 kW and 5,000 kW that exercise their option for free rate). It should be noted that customers with free tariff can negotiate their supply with any supplier (distributor or generator), must pay a regulated toll for use of the distribution network.

Regarding price regulation, the Chilean Electricity Law establishes that the distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out a short-term tender. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding fees.

The tariffs are set every four years in order to determine the distribution value added (“VAD”). The determination of the VAD is based on an efficient model Company scheme and the typical area concept.

In fact, for the process of determining the VAD, the CNE classifies companies with similar distribution costs in groups called “typical areas”. For each typical area, both the CNE and the distribution companies engage independent consultants for these studies, in order to determine the costs associated with an efficient model company, considering fixed costs, average energy and power losses and standard investment, maintenance and operating costs associated with the distribution. The annual investment costs are calculated considering the New Value of Replacement (NVR) of the installations adapted to the demand, its useful life and an update rate equal to a real annual 10%.

The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

b. Regulatory Developments in 2017

Law No. 20,928 - Tariff Equality Law

On June 22, 2016, the Ministry of Energy published Law No. 20,928 in the Official Gazette, establishing tariff equality mechanisms for electrical services, amending the Electricity Law (DFL No. 4) of 2006. The law states that the maximum tariffs that distribution companies may charge to residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism will be progressively absorbed by all the rest of the customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh. Besides, for all intensive energy generation neighborhoods located in electric systems with installed capacity over 200MW, establish a discount to the node price energy component that distribution concessionaires pass on to the supplies subject to price regulation.

Nonetheless, the law allows the regulator to incorporate within the VAD certain services unrelated to energy distribution.

In this context, in January 2017, the Ministry of Energy together with the CNE and SEF announced publicly the discontinuance of the application of individual energy supply connection and disconnection service charge; also known as “cut-off and reconnection” charge. Prior to this announcement, the CNE requested distribution companies to discontinue the application of this charge, because this service charge will be incorporated in the tariffs for 2016 – 2020.

Distribution Law

On September 29, 2016, the “The Future of Electric Power Distribution” Seminar launched the process to devise a new law on electric power distribution.

This process is led by the Ministry of Energy in collaboration of the Pontifical Catholic University of Chile. In November and December 2016 and until January 2017, certain thematic workshops were carried out: “Development of the distribution network”; “Future financing of the network and tariffication”; “Business model of distribution”; and “Future services of the network”. On April 13, 2017, the first stage of the process related to the distribution industry diagnosis, was completed. It is expected that the results of the work done during 2017 will be delivered to the authorities that make up the next government.

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017. The plan considers amendments to the Safety and Quality Service Technical Standard, new Technical Appendices and Technical Standards applicable to energy generation, distribution and transmission facilities.

Regulatory developments in 2017

In 2017, several regulations associated with Transmission Law No. 20,936 were published, among others: (i) Regulation on Long-Term Energy Planning; (ii) Regulation setting the requirements and the procedure applicable to requests of international exchange of electric services; (iii) Regulation for determination of preliminary bands for new works in the transmission systems; (iv) Regulation for determination and payment of compensations for interruption of energy supply; and (v) Regulation on establishing Technical Standards ruling technical requirements on safety, coordination, quality, information and economics about electric sector operators. Furthermore, in December the Supplementary Services Regulations were submitted to the General Comptrollership of the Republic and they are expected to be published in early 2018.

Also, the regulations for the Transmission Law were published via Exempt Resolution No. 659: Technical provisions for implementing Article 8 of Law 20.870, which regulates payment of tax on emissions of the Steam-electric power plants as specified in the Tax Reform.

Technical Standard on Quality of Service for Energy Distribution System

On December 18, 2017, it was published Exempt Resolution CNE No. 706, establishing the Technical Standard on Quality of Service for Energy Distribution Systems. In drafting this new standard, which was part of CNE 2017 Regulatory Plan, a consulting committee was established and the wording was subject to public consultation.

The new regulation increased the technical and commercial performance standards for the energy distribution segment. The principal matters addressed by the new regulations are: Continuity Indicators (incorporation of SAIDI, SAIFI, TIC and FIC indicators); Product Quality; Measurement, Monitoring and Control; and Commercial Quality.

2017 Expansion Plan – Transmission

For the purposes of the expansion of the transmission segment, the Electricity Law considers a mandatory annual procedure on project planning for new facilities. In this context, the Ministry of Energy through Exempt Resolution CNE No. 770 issued on December 29, 2017 defined the new and expansion works of facilities within the planning process carried out in 2017. According to the milestones considered in the law, the stakeholders (duly registered in the citizen participation register) may make comments in that regard during the first days of January 2018.

Tariff Study under Article No. 187 of the Electricity Law

On October 6, 2017, CNE issued Exempt Resolution CNE No. 560, approving the unanimous agreement to perform a New Tariff Study in accordance with Article No. 187 of the Electricity Law, signed by CNE and the concessionaires of energy distribution service. In December, 2017, CNE requested from the distribution companies their investment plans and necessary costs to comply with the Technical Standard on Quality of Service for Energy Distribution System (approved by Exempted Resolution CNE No. 706 issued on December 7, 2017) that had not been included in the current electricity supply tariffs (Decree No. 11T-2016 of the Ministry of Energy).

c.    Tariff revisions and supply processes

c.1 Distribution Tariff Setting

At the end of 2015, the CNE began the 2016–2020 tariff setting process through publishing Exempted Resolution No. 699 communicating the definition for Typical Areas, the terms for the “Distribution Value Added 2016 – 2020 Study”, and the terms for the “Services associated with Energy Distribution Supply Cost Study”.

The CNE defines six Typical Areas with separate tariff each, and Enel Distribución Chile was categorized within Typical Area No. 1, the same as in prior tariff process, reflecting the higher density of its network and, therefore, lower costs as compared to other companies in the industry. The subsidiary Empresa Eléctrica de Colina and Luz Andes were categorized, the same as in prior tariff process, within Typical Areas No. 4 and No. 2, respectively.

In February 2016, the CNE published in the Official Gazette, Exempted Resolution No. 83 containing the list of the qualified independent consultant entities to be eligible by the distribution companies to carry out the tariff studies. In April 2016, Enel Distribución Chile selected Consultor Systep Ingeniería y Diseños S.A. to carry out the Distribution Value Added 2016–2020 Study. On September 5, 2016, Enel Distribución Chile submitted to the CNE the tariff study in compliance with the requirements indicated in the regulations.

The 2016-2020 tariff-setting process was finalized by publishing in the Official Gazette the Tariff Decree 11T, and the distribution tariffs are retrospectively applicable to November 4, 2016.

The tariffs applied in 2016 and 2017 to end customers were determined based on the following decrees:

i.	Decree No. 1T published in the Official Gazette on April 2, 2013, set the tariff formulas applicable to regulated customers. Tariffs were retroactively applied with a start date of November 4, 2012 until November 3, 2016.

ii.	Decree No. 11T published in the Official Gazette on August 24, 2017, set the tariff indexation formulas applicable to energy supplies subject to regulated prices. Tariffs were retroactively applied from November 4, 2016 until November 3, 2020.

iii.	Decree No. 14 published in the Official Gazette on April 9, 2013, set the tariffs and indexation formulas applicable to the subtransmission and additional transmission systems. Tariffs were retroactively applied with a start date of January 1, 2011 until December 31, 2015. Subsequently, Decree No. 7T extended the effective date until December 31, 2015.

iv.	Price Decrees:

Node Average prices:

On January 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 22T, setting the node prices for energy supply, retroactively applied from September 1, 2015.

On January 21, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 24T, setting the node prices for energy supply, retroactively applied from November 1, 2015.

On March 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 1T, setting the node prices for energy supply, retroactively applied from January 1, 2016.

On May 23, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 4T, setting the node prices for energy supply, retroactively applied from March 1, 2016.

On June 17, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 7T, setting the node prices for energy supply, retroactively applied from April 1, 2016.

On August 6, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the node prices for energy supply, retroactively applied from May 1, 2016.

On September 1, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 9T, setting the node prices for energy supply as part of Law No. 20,928 on Tariff Equality in relation to the Domestic Generation Acknowledgement, retroactively applied from August 1, 2016.

On October 10, 2017, the Ministry of Energy published in the Official Gazette, Decree No. 12T, setting the node prices for energy supply and the adjustments and surcharges from applying the Residential Rate Equality Mechanism, retroactively applied from January 1, 2017.

On October 10, 2017, the Ministry of Energy published in the Official Gazette Decree No. 3T, setting the node prices for energy supply and the adjustments and surcharges from applying the Residential Rate Equality Mechanism, retroactively applied from July 1, 2017.

Short-term node prices:

On July 2, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 5T, setting the short-term node prices for energy supply, retroactively applied from May 1, 2016.

On August 26, 2017, the Ministry of Energy published in the Official Gazette, Decree No. 2T, setting short-term node prices for energy supply, retroactively applied from April 1, 2017.

c.2 Distribution-Related Services Tariff Setting

On March 14, 2014, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the prices for distribution-related services, which are currently still effective. These fees come into force from the decree publish date in a non-retroactive manner and to date, are the current prices.

At the end of 2015, the CNE through Exempted Resolution No. 699 communicated, among other matters, the terms for the “Services associated with Energy Distribution Supply Cost Study” as part of the 2016 – 2020 tariff setting process.

The terms incorporate five new distribution-related services, of which the most significant are “Construction and installment of temporary junctions” and “Lease of temporary junctions”.

On January 20, 2017, the final report on the “Energy Distribution Supply-Related Services Cost Study” was published. Following the steps of the process, Enel Distribución made comments to the report.

Subsequently, on April 27, 2017, the CNE through Exempted Resolution No. 213 approved the Technical Report on “Distribution-Related Services Tariff Setting”. Following the steps of the process, Enel Distribución communicated its discrepancies with the technical report.

At the reporting date, the decree setting new tariffs for distribution-related services has not been released.

c.3 Zonal Transmission Tariff Setting

On July 20, 2016, Law No. 20,936 was published, setting the new regulatory framework for all electric energy transmission systems, making changes to the tariff process in all transmission sector. Also, the sector named “Subtransmission” was renamed to “Zonal Transmission”.

The Zonal Transmission tariffs are set every four years. However, before publishing Law No. 20,936, the tariff period for Subtransmission (now zonal transmission) had been extended, as follows:

•	On January 29, 2015, Law No. 20,805 was published in the Official Gazette, which, among other matters, it entitles the Ministry of Energy to extend for one more year the effective date of Decree CNE No. 14 of 2012 (“Decree No.14”), which set the subtransmission tariffs for the 2011–2014 period (i.e., such decree would be effective for the 2011–2015 period), and also to extend in one more year the effective date of the tariff setting process for the period 2015–2018 (i.e., 2016–2019).

•	On April 22, 2015, the Ministry of Energy published in the Official Gazette, Decree No. 7T, extending the effective date of the subtransmission tariff decree and expressly stating that the tariffs will be applied beginning on January 1, 2016.

Notwithstanding, in accordance with Article No. 11 of the transitory provisions of Law No. 20,936/2016, the effective date for Decree No. 14 of 2012 was extended to December 31, 2017.

In relation to the 2016–2017 tariff period, on December 29, 2016 Exempted Resolution No. 940 was published, which defined the necessary adjustments to Decree No. 14 to extend its effective date for the years 2016 and 2017. The main adjustment is related to exempt generating power plants from payment for using the Zonal Transmission systems.

The 2016–2019 tariff setting process will continue is progress, and in accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the results will be used for the tariffs to be applied to the 2018–2019 period.

On February 10, 2017, the CNE issued Exempted Resolution No. 83 which contained the “Preliminary Technical Report on Determination of the Annual Value of the Zonal Transmission and Dedicated Transmission Systems for the 2018-2019 period”. Enel Distribución, made comments to the report, and the final technical report was issued on March 28, 2017. Following the process steps, Enel Distribución communicated its discrepancies with the final technical report. On May 19, 2017, a Public Hearing was held at which Enel Distribution Chile and other interested parties presented their discrepancies to an Expert Panel.

At the reporting date, the tariff decree establishing the new tariffs has not been released.

c.4 Transmission Tariffs Setting 2020-2023

On December 29, 2017, the CNE through Exempted Resolution CNE No. 771, as part of the Transmission Tariff Setting process, issued the preliminary technical report “Rating the Transmission System Facilities” for the period 2020-2023. The report defines which transmission facilities correspond to each segment (National, Zonal and Dedicated). Final rating of the facilities must be considered for the transmission system valuation study(ies) purposes. In accordance with the milestones established in the law, stakeholders may make comments to the preliminary report during the first days of January 2018.

Also, the law stipulates that, 24 months before the end of the effective period of the transmission systems’ rates, CNE must send the stakeholders (duly registered in the citizen participation register) the technical and administrative conditions for performing the transmission system valuation study or studies.

In this context, via Exempt Resolution No. 769, the regulator issued the Preliminary Technical and Administrative Conditions for the Transmission System Valuation Study. In general terms, the document regulates the process of contracting the rate study and defines the rules for setting the rates for all the transmission, defining tenders for two studies – one for national installations and the other for Zonal and Dedicated Installations. According to the stages considered in the law, stakeholders may make observations to this report during the first days of January 2018.

c.5 Energy tenders

Under the new law for energy tenders, three bidding processes have been carried out: Supply Bidding No. 2015/01, Supply Bidding No. 2015/02 and Supply Tender 2017/01.

The process 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,2 TWh per year (100%) and at a weighted average price of US$79.3 per MW, a 30% reduction.

The process 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12.4 TWh per year (100%) to 84 companies at a weighted average price of US$ 47.6 per MWh, incorporating new players into the market.

The main winner of the 2015/01 process was Enel Generación Chile, which awarded supply contracts for 5.9 TWh per year, representing 47.6% of the total awarded.

The process 2017/01 was launched in January, 2017 and finalized in November 2017. The final outcome of the process resulted in a total of 2,200 GWh per year (100%) to 5 companies at a weighted average price of US$32,5 per MWh.

As in the previous process, the main winner was Enel Generación Chile, which awarded supply contracts for 1.2 TWh per year, representing 54% of the total awarded.

5.    CASH AND CASH EQUIVALENTS

5.1 Cash and cash equivalents correspond to the balances held in cash and in banks. The detail of cash and cash equivalents as of December 31, 2017 and 2016, is as follows:

	Balance as of
	12-31-2017	12-31-2016
Cash and Cash Equivalents	ThUS$	ThUS$
Cash	13	—
Bank balances	2,271	7,481

Total	2,284	7,481

There are no restrictions of cash availability.

	Balance as of
	12-31-2017	12-31-2016
Currency	ThUS$	ThUS$
U.S. dollar	135	6,181
Chilean peso	2,149	1,300

Total	2,284	7,481

5.2    Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes during the year ended December 31, 2017. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities:

	Balance as of 1-1-2017 (1) ThUS$	Financing cash flows			Other changes		Balance as of 12-31-2017 ThUS$
		Proceeds	Payments (2)	Total	Finance costs	Capitalized interest
Liabilities arising from financing activities		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank loans and other financial liabilities (Note 20)	508,867	30,000	(23,976)	6,024	20,682	—	535,573
Loans to related parties (Note 8 b)	1,327,592	274,425	(1,008,650)	(734,225)	36,034	14,970	644,371

Total	1,836,459	304,425	(1,032,626)	(728,201)	56,716	14,970	1,179,944

(1)	Balance corresponds to current and non-current portion.
(2)	Include interest paid on loans and other financial liabilities of ThUS$23,976, and on loans to related parties of ThUS$50,430.

6.    CURRENT INCOME TAX ASSETS

The detail of current income tax assets as of December 31, 2017 and 2016, is as follows:

	Balance as of
	12-31-2017	12-31-2016
Tax Receivables	ThUS$	ThUS$
Monthly provisional tax payments, net of income tax	4,421	3,139

Total	4,421	3,139

7.    INVENTORIES

The detail of inventories as of December 31, 2017 and 2016 is as follows:

	Balance as of
	12-31-2017	12-31-2016
Classes of Inventories	ThUS$	ThUS$
Supplies for maintenance	4,062	2,480

Total	4,062	2,480

8.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

8.1 Balances and transactions with related parties:

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Accounts receivable from related parties

							Balance as of
							Current		Non-Current		Total
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Ch$	Services rendered	Less than 30 days	16	—	—	—	16	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Services rendered	Less than 30 days	131	—	—	—	131	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	24,554	15,398	—	—	24,554	15,398
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1,799	1,218	—	—	1,799	1,218
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	26	22	—	—	26	22
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1,990	2,037	—	—	1,990	2,037
96,783,910-8	Empresa Eléctrica Colina Ltda.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1	1	—	—	1	1
Foreign	Enel Brasil Participacoes Ltda.	Brazil	Common Immediate Parent	US$	Services rendered	Less than 30 days	967	944	—	—	967	944
Foreign	Renovables de Guatemala S.A.	Guatemala	Common Immediate Parent	US$	Services rendered	Less than 30 days	—	245	—	—	—	245
Foreign	Enel Green Power Guatemala S.A.	Guatemala	Common Immediate Parent	US$	Services rendered	Less than 30 days	—	984	—	—	—	984
Foreign	Enel Green Power RSA (PTY) LTD	South Africa	Common Immediate Parent	US$	Services rendered	Less than 30 days	670	513	—	—	670	513
Foreign	Enel GreenPower SpA.	Italy	Common Immediate Parent	Euro	Services rendered	Less than 30 days	1,834	1,133	—	—	1,834	1,133
Foreign	Enel Green Power Perú S.A.	Peru	Common Immediate Parent	US$	Services rendered	Less than 30 days	2,029	1,757	—	—	2,029	1,757
Foreign	Energética Monzón S.A.C	Peru	Common Immediate Parent	US$	Services rendered	Less than 30 days	612	541	—	—	612	541
Foreign	Enel Generación Perú	Peru	Common Immediate Parent	US$	Services rendered	Less than 30 days	63	—	—	—	63	—
Foreign	Energía Nueva Energía Limpia	Mexico	Common Immediate Parent	US$	Services rendered	Less than 30 days	113	28	—	—	113	28
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	US$	Expenses recovery	Less than 30 days	379	—	—	—	379	—
Foreign	Enel Green Power Colombia S.A.	Colombia	Common Immediate Parent	US$	Services rendered	Less than 30 days	287	189	—	—	287	189
Foreign	Enel Green Power Panama S.A.	Panama	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	—	80	—	—	—	80
Foreign	Enel Finance International NV (1)	Netherlands	Common Immediate Parent	US$	Investment (deposit)	Less than 30 days	78,376	—	—	—	78,376	—

	Total						113,847	25,090	—	—	113,847	25,090

(1)	On February 25, 2011, Enel Green Power International B.V. (now Enel Finance International NV) signed with Enel Latin América Ltda. (now Enel Green Power Chile Limitada or “EGP Chile”) an intercompany agreement for investing EGP Chile funds through Enel Finance International NV. The term of the agreement was 1 year, ant that may be renewed on an annual basis and amended from time to time. The currency for the deposits under this agreement is U.S. dollar. The agreement expired on December 31, 2017 and was renewed for an additional year, under the same conditions.

As of December 31, 2017, the outstanding amount invested through this agreement was US$78 million.

b)	Accounts payable to related companies

							Balance as of
							Current		Non-Current		Total
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Ch$	Services received	Less than 30 days	593	—	—	—	593	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Services received	Less than 30 days	913	—	—	—	913	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	1,480	170	—	—	1,480	170
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	175	320	—	—	175	320
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	371	748	—	—	371	748
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	169	248	—	—	169	248
76,722,488-5	Empresa de Transmisión Chena S.A	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	19	—	—	—	19	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	Euro	Services received	Less than 30 days	89	—	—	—	89	—
Foreign	Enel Green Power España SI	Spain	Common Immediate Parent	Euro	Services received	Less than 30 days	229	32	—	—	229	32
Foreign	ENEL S.p.A.	Italy	Common Immediate Parent	Euro	Services received	Less than 30 days	161	—	—	—	161	—
Foreign	Enel GreenPower SpA	Italy	Common Immediate Parent	Euro	Services received	Less than 30 days	48,019	19,537	—	—	48,019	19,537
Foreign	Enel Italia IT	Italy	Common Immediate Parent	Euro	Services received	Less than 30 days	910	284	—	—	910	284
Foreign	Enel Green Power NA, Inc.	U.S.A	Common Immediate Parent	US$	Services received	Less than 30 days	105	—	—	—	105	—
Foreign	Enel Finance International NV (2)	Netherlands	Common Immediate Parent	Euro	Loans received	More than 1 year	—	743,702	644,371	583,890	644,371	1,327,592

				Total			53,233	765,041	644,371	583,890	697,604	1,348,931

(2)	These amounts refer to the following requirements:

On December 31, 2015, Enel Green Power International B.V. (currently Enel Finance International NV) granted to Parque Eólico Renaico SpA (currently Enel Green Power del Sur SpA) a loan denominated in US dollars for an obligated sum of up to US$ 650,000,000. The variable interest rate is Libor 6M plus a 4.94% annual margin and monthly interest payments, and its final maturity date is December 31, 2027. The loan allows Enel Green Power del Sur SpA to make an indefinite cash withdraw for up to the committed amount until December 31, 2017, defined as the availability period in which Enel Green Power del Sur SpA must pay an annual availability commission of 35% equivalent to the unused margin surplus. The outstanding debt balance by December 31, 2017 ascends to US$ 644 million (US$ 584 million by December 31, 2016).

On December 20, 2012, Enel Green Power International B.V. (currently Enel Finance International NV) formalized with Enel Latin America Ltda. (currently Enel Green Power Chile) a credit line denominated in US dollars for up to US$ 250,000,000. The variable interest rate is Libor 3M plus a 2.50% annual margin, quarterly interest payments and its final maturity date is December 31, 2013. This contract used to annually renew and was canceled during the first half of 2017. The committed amount decreased from US$ 800 million to US$ 50 million. This line of credit is unused at December 31, 2017 and its final maturity date December 31, 2018.

c)	Intercompany transactions and effects on income / (expenses)

					For the years ended
Taxpayer ID No. (RUT)	Company	Country	Relationship	Description of Transaction	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Administrative services rendered	15	—	—
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Administrative services received	(1,806)	—	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(2,444)	23	(2,882)
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Energy sales	210,715	98,608	49,048
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Administrative services received	(976)	(72)	—
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Administrative services rendered	136	—	—
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(975)	(1,039)	(774)
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Energy sales	17,749	14,960	12,433
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy purchases	(477)	(731)	(1,064)
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy sales	675	129	449
96,783,910-8	Empresa Eléctrica Colina Ltda.	Chile	Common Immediate Parent	Energy sales	4	2	—
76,722,488-5	Empresa de Transmisión Chena S.A	Chile	Common Immediate Parent	Energy purchases	(19)	—	—
76,003,204-2	Central Eólica Canela S.A.	Chile	Common Immediate Parent	Administrative services rendered	231	—	—
78,932,860-9	Gasatacama Generación S.A.	Chile	Common Immediate Parent	Energy purchases	(475)	(1,246)	(1,058)
78,932,860-9	Gasatacama Generación S.A.	Chile	Common Immediate Parent	Energy sales	23,666	20,322	22,805
Extranjera	Enel Green Power SpA	Italy	Parent	Administrative services received	(10,752)	(4,276)	(4,819)
Extranjera	Enel Green Power SpA	Italy	Parent	Financial services received	(13,048)	(815)	—
Extranjera	Enel Green Power SpA	Italy	Parent	Administrative services rendered	696	43	—
Extranjera	Enel Iberia SRL	Spain	Common Immediate Parent	Administrative services received	(89)	—	—
Extranjera	Enel Green Power España SL	Spain	Common Immediate Parent	Administrative services received	(229)	(241)	(189)
Extranjera	Energía Nueva Energía Limpia México	Mexico	Common Immediate Parent	Administrative services rendered	80	—	—
Extranjera	Enel Green Power Perú	Peru	Common Immediate Parent	Administrative services rendered	1,535	1,136	—
Extranjera	Energética Monzón S.A.C	Peru	Common Immediate Parent	Administrative services rendered	598	452	—
Extranjera	Enel Generación Perú	Peru	Common Immediate Parent	Administrative services rendered	63	—	—
Extranjera	Enel Green Power Colombia	Colombia	Common Immediate Parent	Administrative services rendered	217	—	110
Extranjera	Enel Green Power Romania S.R.L	Romania	Common Immediate Parent	Administrative services received	(10)	(35)	(49)
Extranjera	Enel Green Power NA, Inc.	U.S.A.	Common Immediate Parent	Administrative services received	(105)	—	—
Extranjera	Enel Green Power RSA (PTY) LTD	Southafrica	Common Immediate Parent	Administrative services rendered	148	158	187
Extranjera	Enel Servizi S.r.l.	Italy	Common Immediate Parent	Administrative services received	(198)	(118)	—
Extranjera	ENEL S.p.A.	Italy	Common Immediate Parent	Financial services received	0	(145)	—
Extranjera	ENEL S.p.A.	Italy	Common Immediate Parent	Administrative services received	(143)	—	—
Extranjera	ENEL S.p.A.	Italy	Common Immediate Parent	Received loans	(23)	—	—
Extranjera	Enel Green Power Panama S.A.	Panama	Common Immediate Parent	Administrative services rendered	(80)	—	52
Extranjera	Enel Finance International NV	Netherlands	Common Immediate Parent	Rendered loans	213	—	—
Extranjera	Enel Finance International NV	Netherlands	Common Immediate Parent	Interest received on borrowings	(51,004)	(93,461)	(25,375)

d)	Board of directors and key management personnel

As of the date of issuance of these financial statements the board of directors of the Company consists of the following members:

Principal	Alternate
Martino Pasti	Does not apply
Antonio Scala	José Manuel Astudillo
Ali Shakhtur Said	Francesco Tutoli

For the years ended December 31, 2017, 2016 and 2015, none of the directors has received compensation or per diem in exercising their roles.

For the years ended December 31, 2017, 2016 and 2015, the Company presents Employee remuneration expenses to key personnel, according to the following detail:

	For the years ended,
Concept	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Key management personnel	1,732	2,514	2,916

The positions that make up the key personnel are:

	Number
Position	2017	2016	2015
Chief Executive Officer	1	1	1
Administration and Finance Officer	1	1	1
Other Officers	7	12	12

Total key management personnel	9	14	14

9.    OTHER NON-FINANCIAL ASSETS

The detail of other current and non-current non-financial assets as of December 31, 2017 and 2016 are as follows:

	Balance as of
	Current		Non-Current		Total
Other Non-Financial Assets	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$
Prepaid expenses	2,808	2,631	172	—	2,980	2,631
Other	—	8	2	—	2	8

Total	2,808	2,639	174	—	2,982	2,639

10.    TRADE AND OTHER RECEIVABLES

The detail of trade and other receivables as of December 31, 2017 and 2016 is as follows:

	Balance as of
	Current		Non-Current		Total
Trade and Other Receivables, Gross	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$
Trade receivables, gross	26,878	52,954	—	—	26,878	52,954
Other receivables, gross (1)	24,246	65,897	69,946	49,323	94,192	115,220

Trade and other receivables, gross	51,124	118,851	69,946	49,323	121,070	168,174

Trade receivables, net	26,878	52,954	—	—	26,878	52,954
Other receivables, net (1)	24,246	65,897	69,946	49,323	94,192	115,220

Trade and other receivables, net	51,124	118,851	69,946	49,323	121,070	168,174

(1)	As of December 31, 2017 and 2016, it mainly includes accounts receivables related to recoverable taxes (VAT).

Stratification by portfolio is as follows:

	Balance as of
Trade Receivables Past Due But Not Impaired	12-31-2017 ThUS$	12-31-2016 ThUS$
Less than three months	1,700	13,576
Between three and six months	47	82
Between six and twelve months	41	—
More than twelve months	828	—

Total	2,616	13,658

Due to the nature of electric generation business the uncollectible amounts are not significant. The Company’s management evaluates those specific cases that merit special consideration based on the specific circumstances of the case.

11.    INCOME TAXES AND DEFERRED TAXES

11.a Deferred taxes

The balances are presented for deferred taxes of assets/(liabilities) are recognized as of December 31, 2017 and 2016 are the following:

	December 31, 2017		December 31, 2016
Deferred tax assets/(liabilities)	Assets ThUS$	Liabilities ThUS$	Assets ThUS$	Liabilities ThUS$
Depreciation	13,818	(118,415)	2,687	(79,573)
Provision for decommissioning and restoration	112	—	112	—
Short-term employee benefits	557	—	614	—
Tax losses carryforwards	45,546	—	24,835	—
Fair value of intangibles and property, plant and equipment	—	(3,218)	—	(3,489)
Provisions	4,980	—	3,076	—
Others	2,014	—	—	—
Deferred tax assets/(liabilities) before offsetting	67,027	(121,633)	31,324	(83,062)
Offsetting of deferred tax assets/(liabilities)	(32,355)	32,355	(8,912)	8,912
Deferred tax assets/(liabilities) after offsetting	34,672	(89,278)	22,412	(74,150)

The origination and changes in deferred tax assets and liabilities as of December 31, 2017 and 2016 are as follows:

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017 ThUS$	Recognized in profit or loss or other comprehensive income ThUS$	Closing balance as of December 31, 2017 ThUS$
Depreciation	(76,886)	(27,711)	(104,597)
Provision for decommissioning and restoration	112	—	112
Short-term employee benefits	614	(57)	557
Tax losses carryforwards	24,835	20,711	45,546
Fair value of intangibles and property, plant and equipment	(3,489)	271	(3,218)
Provisions	3,076	1,904	4,980
Others	—	2,014	2,014
Deferred tax assets/(liabilities)	(51,738)	(2,868)	(54,606)

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016 ThUS$	Recognized in profit or loss or other comprehensive income ThUS$	Closing balance as of December 31, 2016 ThUS$
Depreciation	(90,450)	13,564	(76,886)
Provision for decommissioning and restoration	—	112	112
Short-term employee benefits	—	614	614
Tax losses carryforwards	28,799	(3,964)	24,835
Fair value of intangibles and property, plant and equipment	(4,055)	566	(3,489)
Provisions	120	2,956	3,076
Derivative instruments	(1,190)	1,190	—
Deferred tax assets/(liabilities)	(66,776)	15,038	(51,738)

The impact on Other Comprehensive Income for the year ended December 2017, 2016 and 2015 arises to expenses of ThUS$363, ThUS$386 and ThUS$132, respectively.

11.b) Income tax benefit (expense)

The following table presents the components of the income tax expense/(benefit) for the years ended December 31, 2017, 2016 and 2015:

	For the years ended,
Composition of Income Tax Benefit (Expense)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Current income/(expense) tax	(758)	(9,793)	(3,186)
Adjustments provision tax income from the previous period	1,570	1,925	—
Other income/(expense) tax	—	—	1,179

Total current income / (expense) net	812	(7,868)	(2,007)

Adjustment deferred tax previous year	940	(980)	256
Deferred tax income/(expense)	(2,505)	15,424	(22,036)

Total current income/(expense) tax	(1,565)	14,444	(21,780)

Income tax benefit (expense)	(753)	6,576	(23,787)

The reconciliation of the effective tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended,
Reconciliation of Income Tax Benefit / (Expense)	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Income tax expense using statutory rate	(19,479)	(3,879)	(4,623)
Tax effect of non-taxable revenues	(2,614)	—	10,277
Tax effect of non-tax-deductible expenses	—	(979)	(1,019)

Tax effect of change in the estimates of reversal of temporary differences	—	—	904

Tax effect of change in income tax rates	(2,153)	(989)	137
Tax effect for the use of tax goodwill	—	—	451
Tax effect of permanent differences	—	—	24
Tax effect of the use of tax losses not previously recognized	—	—	(37)
Tax effect for different tax currency	15,656	12,423	(29,932)
Other increases (decreases)	7,837	—	31

Total adjustments to the income tax expense using statutory rate	18,726	10,455	(19,164)

Income tax benefit (expense)	(753)	6,576	(23,787)

12.    OTHER FINANCIAL ASSETS

The detail of other financial assets measured at cost as of December 31, 2017 and 2016, is as follows:

	Current		Non-Current		Total
Other Non-Current Financial Assets	12-31-2017 ThCh$	12-31-2016 ThCh$	12-31-2017 ThCh$	12-31-2016 ThCh$	12-31-2017 ThCh$	12-31-2016 ThCh$
Investments in other entities (*)	—	—	315	117	315	117
Other investments	19	—	—	—	19	—
Hedging derivatives (Note 19)	—	—	4,778	3,557	4,778	3,557

Total	19	—	5,093	3,674	5,112	3,674

(*)	The detail of investments in other entities as of December 31, 2017 and 2016, is as follows:

			Balance as of
Investment	Country	Ownership interest %	01-01-2017 ThUS$	12-31-2017 ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88%	117	117
Energía Marina SpA	Chile	25.00%	—	198

Total			117	315

			Balance as of
Investment	Country	Ownership interest %	01-01-2016 ThUS$	12-31-2016 ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88%	117	117

Total			117	117

The Company holds an ownership interest in Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC-SIC), in which all generation companies in Chile hold an equity interest. The investments in CDEC-SIC and Energía Marina SpA are measured at cost.

13.    INTANGIBLE ASSETS OTHER THAN GOODWILL

The detail of intangible assets as of December 31, 2017 and 2016 is as follows:

Changes in Intangible Assets	Rights of use (*)	Other Intangible Assets	Total Intangible Assets
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	57,301	17,676	74,977
Additions	—	424	424
Other increases (decreases)	172	2	174
Closing balance as of December 31, 2016	57,473	18,102	75,575
Additions	202	1,437	1,639
Closing balance as of December 31, 2017	57,675	19,539	77,214

Amortization and Impairment:
Opening balance as of January 1, 2016	(1,454)	(3,214)	(4,668)
Amortization for the year	(2,433)	(1,451)	(3,884)
Disposals and write-offs	—	(23)	(23)
Other increases (decreases)	(726)	—	(726)
Closing balance as of December 31, 2016	(4,613)	(4,688)	(9,301)
Amortization for the year	(3,137)	(1,421)	(4,558)
Closing balance as of December 31, 2017	(7,750)	(6,109)	(13,859)

Intangible assets, net
December 31, 2016	52,860	13,414	66,274
December 31, 2017	49,925	13,430	63,355

(*)	The rights of use were acquired as part of projects Parque Talinay Poniente (legal entity acquired Parque Talinay Poniente S.A. was later merged with the Company) and Chañares (belonging to the subsidiary Diego de Almagro Matriz SpA). The acquisitions of Parque Talinay Poniente (Parque Talinay Poniente S.A.), Chañares (Diego de Almagro Matriz SpA), Carrera Pinto (Parque Solar Carrera Pinto S.A.) and Pampa Solar (Helio Atacama Nueve SpA and its subsidiaries Pampa Solar Norte Uno SpA, Pampa Solar Norte Dos SpA and Pampa Solar Norte Cuatro SpA) were treated as acquisitions of assets as they did not comply with the definition of a business.

14.    GOODWILL

The following table sets forth the details of goodwill as of December 31, 2017 and 2016:

	Balance as of
Goodwill	12-31-2017 ThUS$	12-31-2016 ThUS$
Parque Eólico Talinay Oriente S.A.	10,900	10,900
Geotérmica del Norte S.A.	109	109

Total	11,009	11,009

15.    PROPERTY, PLANTS AND EQUIPMENT

a)	The following table sets forth the property, plant and equipment as of December 31, 2017 and 2016:

Changes in Property, Plant and	Construction in Progress	Lands	Buildings	Plant and Equipment	Other Property, Plant and Equipment	Total Property, Plant and Equipment
Equipment	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	795,423	1,031	236,786	789,800	1,905	1,824,945
Additions	417,536	—	184,034	113	—	601,683
Transfers	(657,192)	—	67,988	588,943	261	—
Other increases (decreases)	(1,265)	—	—	—	(2)	(1,267)
Closing balance as of December 31, 2016	554,502	1,031	488,808	1,378,856	2,164	2,425,361
Additions	152,935	—	18,139	126	—	171,200
Transfers	(445,455)	—	68,203	376,799	453	—
Other increases (decreases)	—	—	—	—	—	—
Closing balance as of December 31, 2017	261,982	1,031	575,150	1,755,781	2,617	2,596,561

Depreciation and Impairment:
Opening balance as of January 1, 2016	—	—	(22,621)	(91,352)	(847)	(114,820)
Depreciation for the year	—	—	(18,776)	(56,040)	(263)	(75,079)
Disposals and write-offs	—	—	(15,855)	(10,889)	—	(26,744)
Closing balance as of December 31, 2016	—	—	(57,252)	(158,281)	(1,110)	(216,643)
Depreciation for the year	—	—	(24,555)	(82,260)	(281)	(107,096)
Disposals and write-offs	(313)	—	(2,842)	(656)	—	(3,811)
Closing balance as of December 31, 2017	(313)	—	(84,649)	(241,197)	(1,391)	(327,550)

Property, Plant and Equipment, net
December 31, 2016	554,502	1,031	431,556	1,220,575	1,054	2,208,718
December 31, 2017	261,669	1,031	490,501	1,514,584	1,226	2,269,011

There are no restrictions on title, nor property, plant and equipment pledged as security for liabilities. No contractual commitments for the acquisition of property, plant and equipment for all years presented.

b)	Capitalized borrowing costs were are as follows:

	12-31-2017	12-31-2016
	ThUS$	ThUS$
Capitalized borrowing costs	14,970	26,589

Total	14,970	26,589

c)	Expenses for operating leases, are as follows:

Lease rental payments	12-31-2017	12-31-2016
	ThUS$	ThUS$
Land	2,281	1,836
Vehicules and machinery	315	245
Offices and facilities	2,329	1,279

Total	4,925	3,360

In relation to leases for land, vehicles and machinery, future committed payments stratified by maturity dates are disclosed in Note 21.1.

16.    CURRENT TAX LIABILITIES

The detail of current tax liabilities as of December 31, 2017 and 2016 is as follows:

	Balance as of
	12-31-2017	12-31-2016
Tax Payable	ThUS$	ThUS$
Income tax	287	3,830

Total	287	3,830

17.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2017 and 2016, is as follows:

	Current		Non-Current		Total
	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2017	12-31-2016
Trade and other payables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade creditors	79,648	186,605	—	—	79,648	186,605
Other miscellaneous creditors	—	514	—	—	—	514
Social security employees	407	494	—	—	407	494
VAT debit	5,164	3,225	—	—	5,164	3,225
Other payables	3,957	5,380	—	—	3,957	5,380

Total	89,176	196,218	—	—	89,176	196,218

As of December 31, 2017 and 2016, there are no trade and other payables classified as non-current.

18.    PROVISIONS

The detail of provisions as of December 31, 2017 and 2016, is as follows:

	Current		Non Current		Total
	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2017	12-31-2016
Provisions	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Decommissioning and restoration	—	—	15,174	12,609	15,174	12,609

Total	—	—	15,174	12,609	15,174	12,609

The amount of this provision corresponds to the present value of the obligation to remove the assets from the site and to restore the property under the same conditions in which it was received at the beginning of the respective contract.

19.    DERIVATIVES

The following tables set forth the financial derivative designated as hedging instruments in effective cash flow hedge as of December 31, 2017 and 2016:

Hedging Derivatives	Financial Institution	Type of Hedge	Interest Rate Asset	Interest Rate Liability	December 31, 2017
					Asset		Liability
					Current	Non-Current	Current	Non- Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	4.69%	2.04%	—	1,297	—	—
Interest rate swap	BBVA (**)	Cash flow hedge	4.12%	1.62%	—	738	—	—
Interest rate swap	BBVA (**)	Cash flow hedge	3.77%	1.57%	—	2,743	—	—

Total					—	4,778	—	—

Hedging Derivatives	Financial Institution	Type of Hedge	Interest Rate Asset	Interest Rate Liability	December 31, 2016
					Asset		Liability
					Current	Non- Current	Current	Non- Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	4.69%	2.04%	—	580	—	—
Interest rate swap	BBVA (**)	Cash flow hedge	4.12%	1.62%	—	483	—	—
Interest rate swap	BBVA (**)	Cash flow hedge	3.77%	1.57%	—	2,494	—	—

Total					—	3,557	—	—

The amounts correspond to interest rate swaps contracted with Banco Bilbao Vizcaya Argentaria (BBVA) Chile related to the loans granted by this same bank. (See Note 20.)

(*)	The subsidiary Empresa Eléctrica Panguipulli S.A. has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 3, 2014 for ThUS$ 150,000. The loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 day basis) to a fixed interest rate of 2.035% (also on 360 day basis)
(**)	Enel Green Power Chile Ltda., has a loan granted by Banco Bilbao Vizcaya Argentaria Chile on July 30, 2013 for ThUS$ 100,000. This loan was granted in conjunction with a hedging contract for the same notional amount, that changes a variable interest rate based on LIBOR 180 (360 day basis) to a fixed interest rate of 1.621% (also on 360 day basis). Also, the Company has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 19, 2013 for ThUS$ 150,000. This bank loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 day basis) to a fixed interest rate of 1.574% (also on 360 day basis).

The valuation of these derivative instruments includes some variables non-observable in the market, related mainly to the Company’s own credit risk that are classified in Level 2 of the fair value hierarchy (as defined in Note 3.16). The credit risk used in the valuation of these instruments considers the spread over the LIBOR rate used in the Company’s financing, which is currently estimated at a fixed rate of 2.5% and 2.65% on LIBOR. For valuation purposes, the Company has used a discounted cash flow model.

The Company has carried out sensibility test of the potential impact of the market interest rate variation on the value of the above mentioned interest rate swaps. It is estimated that a change of +/- 25 basis points over the spread over the LIBOR rate would impact +/- 10% on the current valuation of these derivative instruments.

The following table presents the movement of the hedge reserve as of December 31, 2017 and 2016:

Interest Rate Swap	12-31-2017	12-31-2016
	ThUS$	ThUS$
Hedging reserve beginning of year	3,058	1,216
Changes recognized in other comprehensive income	664	2,341
Reclassification to profit or loss	(465)	(499)

Hedging reserve end of year	3,257	3,058

The interest rate swaps were valued using Level 2 input data in terms of the fair value hierarchy.

Derivative instruments as of December 31, 2017 are not subject to Master Netting Agreements where there is a contractual right to offset the assets and liabilities under these financial instruments.

20. OTHER FINANCIAL LIABILITIES

The detail of other financial liabilities as of December 31, 2017 and 2016 is as follows:

				Balance as of
				December 31, 2017			December 31, 2016
					Non-Current			Non-Current
Other Financial Liabilities	Contract Date	Maturity Date	Interest Rate	Current ThUS$	One to three years ThUS$	More than three years ThUS$	Current ThUS$	One to three years ThUS$	More than three years ThUS$
Interest-bearing borrowings
Bank loan - Banco BCI	Jul 30, 2013	Jul 30, 2018	3.41%	100,000	—	—	—	100,000	—
Bank loan - Banco BBVA	Mar 18, 2013	Sep 22, 2019	4.12%	—	100,000	—	—	100,000	—
Bank loan - Banco BBVA	Dec 19, 2013	Dec 19, 2020	3.77%	—	—	150,000	—	—	150,000
Bank loan - Banco BID	May 18, 2017	Nov 15, 2022	1.50%	—	—	30,000	—	—	—
Bank loan - Banco BBVA	Dec 3, 2014	Dec 3, 2021	4.69%	—	—	150,000	—	—	150,000
Interest accrued on bank loans				3,539	—	—	3,933	—	—

Total interest-bearing borrowings				103,539	100,000	330,000	3,933	200,000	300,000

Other financial obligations
Acquisition of Parque Talinay Poniente (1)				2,034	—	—	2,623	2,311	—

Total other financial obligations				2,034	—	—	2,623	2,311	—

Total other financial liabilities				105,573	100,000	330,000	6,556	202,311	300,000

(1)	This liability corresponds to the balance payable for the acquisition of Parque Talinay Poniente, which according to the share purchase agreement, must be paid in four annual installments in February of each year, beginning with 2015. The pending payment as of December 31, 2017 is ThCh$2,034.

21.    RISK MANAGEMENT POLICY

International Financial Reporting Standards (IFRS) require certain disclosures for financial instruments that represent risks to the Company, including credit risk, interest rate risk, exchange rate risk and liquidity risk.

21.1 Liquidity Risk

The Company maintains a liquidity policy consisting of contracting long-term loans and temporary financial investments, in amounts sufficient to support the projected financial needs for a period that is dependent on the situation and expectations of the debt and capital markets.

Liquidity risk is considered low because trade receivable balances are less than 30 days and trade payables are on average greater than 30 days, with a centralized cash policy at the parent level which is evidenced by mercantile current account contracts to ensure that in the event of any deficits these will be covered through the use of these mercantile current account contracts.

The maturities of derivative financial liabilities and non-derivative financial liabilities and commitments for operating lease agreements as of December 31, 2017 are presented below:

Capital and interest with future cash flow projection	Until 90 Days ThUS$	More than 90 days and less than 1 year ThUS$	More than 1 year and up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
Trade and other current payables	89,176	—	—	—	89,176
Accounts and loans payable to related parties	—	53,233	644,371	—	697,604
Other financial liabilities	2,034	—	—	—	2,034
Liabilities hedging derivatives (*)	2,723	106,859	446,700	—	556,282
Leases committed	1,939	4,805	25,260	69,639	101,643

Total	95,872	164,897	1,116,331	69,639	1,446,739

(*)	For purposes of disclosing future obligations, only the passive leg for hedge contracts are presented, because the asset leg of the contracts covers in full the liability for the financial obligation with respect to the term, amounts and interest rates.

21.2 Credit Risk

Credit risk is the potential breach of obligations by any counterparty with adverse results for the Company.

Credit risk is considered low, because the trade receivables correspond mainly to balances with related parties and receivable balances from third parties that include the main energy distributors in Chile and other customers (spot market) that are considered of high credit quality.

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk ratings equivalent to investment grade where possible) with thresholds established for each entity. In selecting banks to make investments, the Group considers those banks with investment grade ratings granted by main international rating agencies (Moody’s, S&P and Fitch). Investments may be backed with treasury bonds from the countries in which the Group operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

The Company’s maximum exposure to credit risk for financial assets as of December 31, 2017 and 2016 is the carrying amounts as presented in the consolidated statements of financial position except for derivative financial instruments.

21.3 Exchange Rate Risk

The Company is exposed to exchange rate risk arising from items denominated in currencies or inflation-indexed units other than the U.S. dollar.

The exchange rate risks correspond mainly to payments to be made in the Chilean market for the acquisition of supplies and certain services related to projects and the accumulated VAT credits with the Chilean Internal Revenue Service.

Financing with group companies or banking entities is denominated in dollars to match the position versus cash generation for their contracts in the same currency.

The Company does not carry out specific exchange rate risk management of items in Chilean pesos and in Euros.

As of December 31, 2017 and 2016, the Company presents a net position of assets and liabilities denominated in currencies other than the functional currency as follows:

	12-31-2017		12-31-2016
Asset / (Liability) Position	Euros ThUS$	CLP ThUS$	Euros ThUS$	CLP ThUS$
Assets	9,631	230,344	4,348	375,029
Liabilities	(65,899)	(95,223)	(62,218)	(152,209)
Net Position	(56,268)	135,121	(57,870)	222,820

The figures presented in the table above correspond to U.S. dollar equivalents of amounts denominated in Chilean pesos or Euros.

A 10% appreciation of the U.S. dollar against the following currencies as of December 31, 2017 and 2016 would have increased (decreased) equity and profit or loss in the figures previously presented, on the basis that all other variables remain constant.

Currency appreciation

Currency	12-31-2017 ThUS$	12-31-2016 ThUS$
EURO	5,627	5,787
CHILEAN PESO (CLP)	(13,512)	(22,282)

A 10% depreciation of the US dollar against the following currencies as of December 31, 2017 and 2016 would have had the same effect, but of contrary sign, in the figures previously presented, on the basis that all other variables remain constant.

Currency depreciation

Currency	12-31-2017 ThUS$	12-31-2016 ThUS$
EURO	(5,627)	(5,787)
CHILEAN PESO (CLP)	13,512	22,282

21.4 Interest Rate Risk

It is the risk of loss due to changes in the interest rate that may affect financial assets and liabilities.

The Company has obligations with related companies, which have agreed to a variable interest rate and obligations with banks due to the interest rate hedging strategy.

As of December 31, 2017, a 50% increase in the interest rate would have a negative effect on earnings of ThUS$7,220 and a decrease of the rate of 50% would have a positive effect on ThUS$14,044. As of December 31, 2016, a 50% increase in the interest rate would have a negative effect on income of ThUS$10,700 and a decrease of the rate of 50% would have a positive effect on ThUS$10,016.

21.5 Fair value of financial instruments

The fair values of all financial assets and liabilities are presented below:

	Carrying value 12-31-2017 ThUS$	Fair value 12-31-2017 ThUS$
ASSETS
Accounts receivable from related parties	113,847	113,847
Trade and other receivables	121,070	121,070
Other financial assets	5,112	5,112

Total Assets	240,029	240,029

LIABILITIES
Accounts payable to related parties	697,604	697,604
Trade and other payables	89,176	89,176
Other financial liabilities	535,573	535,573

Total Liabilities	1,322,353	1,322,353

	12-31-2016 ThUS$	12-31-2016 ThUS$
ASSETS
Accounts receivable from related parties	25,090	25,090
Trade and other receivables	168,174	168,174
Other financial assets	3,674	3,674

Total Assets	196,938	196,938

LIABILITIES
Accounts payable to related parties	1,353,315	1,353,315
Trade and other payables	191,834	191,834
Other financial liabilities	508,867	508,867

Total Liabilities	2,054,016	2,054,016

22.    EQUITY

22.1 Subscribed and paid capital

On April 3, 2017, the Company’s capital was increased by US$ 749,925.000. As a result, the subscribed and paid capital of Enel Green Power Latin América as of December 31, 2017 is US$ 827,205,371 and divided in the same number of shares (see Note 1), the capital was contributed by its shareholders in the following amounts: (1) US$826,378,165.63 made by Hydromac Energy S.R.L. and (2) US$ 827,205.37 made by Enel Green Power S.p.A.

The subscribed and paid capital of Enel Green Power Latin América as of December 31, 2016 was US$77,280,371, which consisted of the contributions of (1) US$77,203,090.63 made by Hydromac Energy S.R.L. and (2) US$77,280.37 made by Enel Green Power S.p.A.

22.2 Other reserves

The other reserves for the years ended December 31, 2017, 2016 and 2015 are as follows:

Other Reserves	Balance as of January 1, 2017 ThUS$	2017 Changes ThUS$	Balance as of December 31, 2017 ThUS$
Actuarial (gains) losses from defined benefit plans	(991)	834	(157)
Cash flow hedges	2,342	145	2,487

Total	1,351	979	2,330

Other Reserves	Balance as of January 1, 2016 ThUS$	2016 Changes ThUS$	Balance as of December 31, 2016 ThUS$
Actuarial (gains) losses from defined benefit plans	(813)	(178)	(991)
Cash flow hedges	942	1,400	2,342

Total	129	1,222	1,351

Other Reserves	Balance as of January 1, 2015 ThUS$	2015 Changes ThUS$	Balance as of December 31, 2015 ThUS$
Actuarial (gains) losses from defined benefit plans	(323)	(490)	(813)
Cash flow hedges	—	942	942

Total	(323)	452	129

22.3 Capital Management

The objective of the Company in terms of capital management, which corresponds to the equity holders, is to maintain an adequate level of capitalization, which allows it to ensure access to the financial markets for the development of its medium and long term objectives, optimizing the return to its owners and maintaining a solid financial position. The Company manages its capital structure and makes adjustments to it, in light of the economic conditions of the environment, adjusting the return to its partners or increasing capital.

There are no restriction or covenants affecting the Company’s capital management.

22.4 Shareholders

As of December 31, 2017, 2016 and 2015, the Company has two Shareholders, as described in Note 1 to these consolidated financial statements.

22.5 Dividend policy

If the company accumulated losses, the profit for the year will be used to absorb them first. If there is a loss in the year, it will be absorbed with retained earnings from previous years, if any. Once the above operations have been carried out, at least thirty percent of the net profits must be distributed among the shareholders, as a dividend in cash, pro rata to their shares.

As of December 31, 2017, 2016 and 2015, the Board of Directors has agreed to not distribute dividends.

22.6 Non-controlling interests

The details of the non-controlling interests in the consolidated subsidiaries are as follows:

Companies	Non-controlling interests
	12-31-2017%	12-31-2016%	Equity		Profit (Loss)
			12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Enel Green Power Chile Limitada	0.009	—	69	—	(1)	—	—
Empresa Nacional de Geotermia S.A.	49.00	49.00	1,358	1,492	(134)	(25)	24
Geotérmica del Norte S.A. (*)	15.41	18.84	77,443	75,297	2,847	1,662	(2,067)
Parque Talinay Oriente S.A.	38.63	38.63	72,808	69,374	3,433	694	683

Total			151,678	146,163	6,145	2,331	(1,360)

(*)	During the years ended December 31, 2017 and 2016, Geotérmica del Norte S.A. increased its capital in ThUS$ 80,000 and ThUS$ 170,000 respectively. In both periods, the non-controlling shareholder did not subscribe to the capital increases and, as a consequence, its interest decreased from 31.685% as of December 31, 2015 to 18.84% as of December 31, 2016 and 15.41% as of December 31, 2017, respectively. Those changes originated an effect of (ThUS$630) and ThUS$1,661 on Non-controlling interests balance during the periods ended as of December 31, 2017 and 2016, respectively.

Additional information:

Companies	Total Assets		Total Liabilities		Equity		Net Income (Loss)
	Dec 31, 2017 ThUS$	Dec 31, 2016 ThUS$	Dec 31, 2017 ThUS$	Dec 31, 2016 ThUS$	Dec 31, 2017 ThUS$	Dec 31, 2016 ThUS$	Dec 31, 2017 ThUS$	Dec 31, 2016 ThUS$	Dec 31, 2015 ThUS$
Enel Green Power Chile Limitada	1,353,905	1,301,900	592,348	1,281,618	761,557	20,282	(9,533)	(64,566)	(20,952)
Empresa Nacional de Geotermia S.A.	2,858	3,066	87	22	2,771	3,044	(273)	(51)	50
Geotérmica del Norte S.A.	539,229	445,862	37,344	42,453	501,885	403,409	18,476	10,449	(4,819)
Parque Talinay Oriente S.A.	219,787	213,392	31,313	33,807	188,474	179,585	8,888	1,797	1,769

23.    REVENUE AND OTHER OPERATING INCOME

The detail of revenue for the years ended December 31, 2017, 2016 and 2015 is as follows:

Revenues	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$

Energy sales	369,366	258,296	180,137
Other sales	292	—	—
Revenue from other services	19,210	22,417	16,409

Total revenues	388,868	280,713	196,546

Other Operating Income	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Price adjustment acquisition of Parque Talinay Oriente (1)	—	15,050	—
Reimbursements received from insurance companies (2)	4,016	9,449	—
Other income	577	2,528	7,245

Total other operating income	4,593	27,027	7,245

(1)	The signed agreement with Vestas is dated December 28, 2016, in which established the amount to cancel for the price adjustment associated to the acquisition of Parque Talinay Oriente project placed on March 22, 2013, and arises to ThUS$15,050.
(2)	Income received because of the insurance company’s compensation for the damages suffered by the plants of the Group’s subsidiaries, a product of the floods for ThUS$4,016 in 2017 and ThUS$9,449 in 2016.

24.    RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used for the years ended December 31, 2017, 2016 and 2015 is as follows:

Raw Materials and Consumables Used	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Energy purchases	(31,708)	(50,505)	(38,419)
Transportation expenses	(39,521)	(26,204)	(20,658)

Total	(71,229)	(76,709)	(59,077)

25.    EMPLOYEE BENEFITS EXPENSES

Employee expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

Employee Benefits Expenses	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Wages and salaries	(23,158)	(25,382)	(22,510)
Social security	(725)	(612)	(42)

Total	(23,883)	(25,994)	(22,552)

26.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The composition of depreciation, amortization and impairment losses for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Depreciation	(107,096)	(75,079)	(41,767)
Amortization	(4,558)	(3,884)	(2,244)
Total depreciation and amortization expense	(111,654)	(78,963)	(44,011)
Impairment losses	(4,780)	(3,030)	(6,684)

Total depreciation, amortization and impairment expense	(116,434)	(81,993)	(50,695)

Information on Impairment Losses	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Tangible and intangible assets (*)	(4,780)	(3,030)	(6,684)

Total	(4,780)	(3,030)	(6,684)

(*)	The impairment losses mainly correspond to projects that the Administration abandoned because will not have the benefit required by the Company.

27.    OTHER EXPENSES

The detail of other expenses for the years ended December 31, 2017, 2016 and 2015 is as follows:

Other Expenses	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Professional, outsourced and other services	(28,869)	(11,675)	(6,755)
Insurance premiums	(3,929)	(2,151)	(1,138)
Repairs and maintenance	(4,942)	(7,655)	(6,205)
Travel expenses	(1,621)	(1,783)	—
Leases and rentals	(4,925)	(3,360)	(3,195)
Taxes and charges	(2,000)	(726)	(1,121)
Other miscellaneous expenses	(3,120)	(4,100)	(4,902)

Total	(49,406)	(31,450)	(23,316)

28.    OTHER GAINS (LOSSES)

The detail of other gains (losses) for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Gain on sale of transmission line (*)	—	8,167	—

Total	—	8,167	—

(*)	During the year ended December 31, 2016, the subsidiary Parque Eólico Taltal S.A. and Parque Eólico Valle De Los Vientos S.A. recognized a gain of ThUS$5,695 and ThUS$2,472 respectively, on sale of the transmission line to Transelec S.A.

29.    FINANCIAL RESULTS

The detail of financial results for the years ended December 31, 2017, 2016 and 2015 is as follows:

Financial income	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Interest on bank loans	239	—	—
Income from financial derivative instruments	1,873	—	—
Other financial income	157	—	—

Total	2,269	—	—

Financial Costs	For the years ended,
	12-31-2017 ThUS$	12-31-2016 ThUS$	12-31-2015 ThUS$
Interest on bank loans and other liabilities	(21,787)	(21,306)	(28,754)
Other financial costs	(17,196)	(2,249)	—
Interest on related parties loans	(36,034)	(83,627)	(3,862)

Total	(75,017)	(107,182)	(32,616)

30.    FOREIGN CURRENCY EXCHANGE DIFFERENCES

The detail of assets and liabilities generating foreign exchange differences included in the statement of profit or loss for the years ended December 31, 2017, 2016 and 2015 is as follows:

Foreign Currency Exchange Differences	Currency			Total
	CLP ThUS$	Euro ThUS$	U.F. ThUS$	12-31-2017 ThU$
Cash and cash equivalents	28,077	—	—	28,077
Trade and other receivables	(27,448)	—	—	(27,448)
Accounts receivable from related parties	6,507	(3,630)	(20)	2,857
Current tax assets	7,423	—	12	7,435
Other financial assets	(1,327)	(3)	—	(1,330)
Other non-financial assets	417	138	(2)	553
Trade and other payables	—	—	—	—
Accounts payable to related parties	(1,106)	(2,076)	(8)	(3,190)
Other financial liabilities	1,153	27	—	1,180
Current tax liabilities	70	—	—	70
Provision for employee benefits	(13)	—	—	(13)

Total	13,753	(5,544)	(18)	8,191

Foreign Currency Exchange Differences	Currency			Total
	CLP ThUS$	Euro ThUS$	U.F. ThUS$	12-31-2016 ThU$
Cash and cash equivalents	(583,318)	—	—	(583,318)
Trade and other receivables	(8,525)	—	—	(8,525)
Accounts receivable from related parties	6,718	835	(364)	7,189
Current tax assets	5,432	379	(12)	5,799
Other financial assets	2	—	—	2
Other non-financial assets	(11,973)	(1,888)	18	(13,843)
Trade and other payables	7,347	—	—	7,347
Accounts payable to related parties	578,685	4,372	54	583,111
Other financial liabilities	1,601	991	—	2,592
Current tax liabilities	4,464	—	—	4,464
Provision for employee benefits	695	—	—	695

Total	1,128	4,689	(304)	5,513

Foreign Currency Exchange Differences	Currency			Total
	CLP ThUS$	Euro ThUS$	U.F. ThUS$	12-31-2015 ThU$
Cash and cash equivalents	(428,334)	—	—	(428,334)
Trade and other receivables	(96,217)	—	—	(96,217)
Accounts receivable from related parties	(8,900)	6,882	—	(2,018)
Current tax assets	(17,182)	(169)	—	(17,351)
Deferred tax assets	(119)	—	—	(119)
Other financial assets	(15)	—	—	(15)
Other non-financial assets	(28,396)	(19)	(3)	(28,418)
Trade and other payables	561,257	(2,968)	1,234	559,523
Other financial liabilities	(875)	—	—	(875)
Current tax liabilities	194	—	—	194
Deferred tax liabilities	(1,314)	—	—	(1,314)
Provision for employee benefits	124	—	—	124

Total	(19,777)	3,726	1,231	(14,820)

31.    COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various lawsuits and legal process as part of the normal course of business. The relevant lawsuit and processes are described below.

From December 2015 to March 2016, the subsidiary Geotérmica del Norte S.A. (“GDN”) has received invoices from Movterra Limitada and Cesar Silva EIRL. The first entity has no relationship with GDN and the second is a contractor.

Movterra Limitada is owned by Cesar Silva EIRL.

The invoices were transferred by Movterra Limitada and Cesar Silva EIRL to Factoring Nuevo Capital S.A. and Factoring Andino S.A., both factoring companies have initiated the judicial collection of the invoices. These litigation claims were filed in the 10th Civil Court of Santiago, Rol C-15897-2016 and Rol C-20673-2016. The amount of the claim of Factoring Andino S.A. is €530,000 (ThUS$627) and of the claim of Factoring Nuevo Capital S.A. is €407,000 (ThUS$481).

The next steps to follow are the resolution by the court regarding invoice collection notification. In case it is rejected, the claim is concluded and the process is closed. In case it is received, the process continues through its discussion in an executive trial.

It is estimated that the evidentiary period should be resolved within the next 6 months. In case of continuing with the executive trial this should be resolved within one year.

32.    GUARANTEES GIVEN TO THIRD PARTIES

The guarantees given to third parties as of December 31, 2017, which mature after the date of issuance of these consolidated financial statements, its presented at commitment value, as follows:

Guarantees given

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Parque Eolico Taltal S.A.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	12-26-2011	08-29-2018	USD	173,250.00
Enel Green Power Chile Ltda.	Banco BBVA	To guarantee credit payment	03-15-2013	06-18-2018	USD	120,000,000.00
Enel Green Power Chile Ltda.	Banco de Credito e Inversiones	To guarantee credit payment	07-30-2013	11-30-2018	USD	120,000,000.00
Enel Green Power Chile Ltda.	Banco BBVA	To guarantee credit payment	11-12-2013	03-19-2019	USD	180,000,000.00
Empresa Eléctrica Panguipulli S.A.	Banco BBVA	To guarantee credit payment	03-12-2014	03-03-2022	USD	180,000,000.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°397	07-31-2014	09-30-2018	UF	21,364.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°399	07-31-2014	09-30-2018	UF	15,404.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°400	07-31-2014	09-30-2018	UF	17,978.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°401	07-31-2014	09-30-2018	UF	16,161.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°398	07-31-2014	09-30-2018	UF	1,461.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°395, as of 2014	10-30-2014	12-04-2019	UF	18,292.00
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N° 1112 as of December 15, 2014”	05-02-2015	01-10-2018	UF	34,136.50
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°19 as of January 20, 2015	03-09-2015	05-30-2019	UF	199.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°18 as of January 20, 2015	03-04-2015	05-30-2019	UF	13,788.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract N°1190 as of December 30, 2014	03-04-2015	05-30-2019	UF	14,667.00
Almeyda Solar S.p.A.	Secretaria Regional de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract N° 1, as of January 2, 2014	10-22-2015	10-30-2020	UF	3,062.48
Empresa Eléctrica Panguipulli S.A.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	10-22-2015	10-30-2020	UF	8,883.48
Empresa Eléctrica Panguipulli S.A.	Interover Sur S.A.	To guarantee full compliance with lease contract for property	03-24-2016	03-08-2021	UF	758.42
Enel Green Power Chile Ltda.	Energias Marinas SpA	To guarantee full compliance with concession contract	05-30-2016	08-30-2024	CLP	10,356,255.00

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with lease contract for property	09-20-2016	11-10-2018	CLP	1,301,823.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	09-05-2016	10-10-2018	UF	372.00
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10-12-2016	09-22-2018	UF	478.32
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10-12-2016	09-22-2018	UF	462.78
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10-12-2016	09-22-2018	UF	474.34
Enel Green Power del Sur SpA.	Serviu La Araucania	To guarantee compliance with execution of works	12-16-2016	04-30-2018	USD	18,750.00
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	12-16-2016	12-26-2020	UF	32,722.50
Enel Green Power del Sur SpA.	Serviu La Araucania	To guarantee compliance with execution of works	02-24-2017	06-30-2018	UF	7,300.00
Enel Green Power del Sur SpA.	Serviu La Araucania	To guarantee compliance with execution of works	02-24-2017	06-30-2018	UF	6,400.00
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	04-24-2017	05-10-2022	UF	34,220.84
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	20.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	14.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	20.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	14.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	14.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad, Bio Bio	To guarantee compliance with execution of works	05-10-2017	05-31-2019	UF	20.00
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	29,756.94
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	37,862.95
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	29,786.04

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	72,835.73
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	39,162.03
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	39,225.40
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	27,491.37
Enel Green Power Chile Ltda.	Secretaria Reginal Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	08-17-2017	07-10-2018	UF	28,808.43
Enel Green Power Chile Ltda.	Ilustre Municipalidad de Ollague	To guarantee faithful compliance with the contract of Plant maintenance	08-18-2017	11-30-2018	CLP	5,000,000.00
Enel Green Power Chile Ltda.	Energias Marinas SpA	To guarantee full compliance with execution of works	11-28-2017	01-16-2020	CLP	537,302,583.00
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	456.46
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	915.24
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	934.12
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	672.44
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	05-10-2018	UF	13,356.00
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	05-10-2018	UF	6,792.85
Enel Green Power del Sur SpA.	Secretaria regional Ministerial de Bienes Nacionales, Antofagasta	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	497.80
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	11-28-2017	05-31-2018	UF	100.60
Enel Green Power del Sur SpA.	Secretaria regional Ministerial de Bienes Nacionales, Antofagasta	To guarantee fulfilment of the offer	11-28-2017	12-02-2018	UF	479.96
Enel Green Power del Sur SpA.	Director Regional de Vialidad Region del Bio Bio	To guarantee full compliance with execution of works	12-13-2017	12-31-2018	UF	200.00
Enel Green Power del Sur SpA.	Director Regional de Vialidad Region del Bio Bio	To guarantee full compliance with execution of works	12-13-2017	12-31-2018	UF	100.00
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	12-28-2017	02-10-2019	UF	34,136.50
Enel Green Power del Sur SpA.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	12-28-2017	02-10-2020	UF	5,601.86

33.    SUBSEQUENT EVENTS

On March 25, 2018, in relation to the Reorganization process approved by the ESM held on December 20, 2017, Enel Chile S.A. states the following:

In compliance with article 212 of Law No. 18,045 of the Securities Market, Enel Chile, on March 25, 2018, published in the newspapers “El Mercurio de Santiago” and “La Tercera” the corresponding notice of result for the Tender Offer declaring successful the aforementioned tender offer, according to its terms and conditions.

Pursuant to the Tender Offer, Enel Chile acquired 2,753,096,167 shares of Enel Generación Chile (including those shares represented by the American Depositary Shares (“ADS”), by virtue of a public tender offer of carried out in Chile and the United States of America), equivalent to 33.6% of the shares issued by Enel Generación Chile. In this way, Enel Chile became the owner of a total of 7,672,584,961 shares issued by Enel Generación Chile (including those shares represented by the acquired ADSs). Consequently, the ownerships percentage held by Enel Chile corresponds to 93.55% of the outstanding capital of Enel Generación Chile.

Therefore, Enel Chile declared successful each and every one of the conditions and steps that make up the corporate reorganization approved by the ESM, for which it declared the resolution condition of the capital increase of Enel Chile approved at the ESM to be unsuccessful.

Thus, each of the steps that make up the Reorganization will have its effects on the dates that, for each step, are indicated below:

a)	Merger: The merger by incorporation of EGPL with Enel Chile (the “Merger”), will take effect on April 2, 2018, that is, the first business day of the month following the date on which Enel Chile has published the Notice of Result provided by article 212 of the Securities Market Law, declaring the Tender Offer successful. On that date, Enel Chile will acquire all the assets and liabilities of EGPL and will succeed it in all its rights and obligations, combining in Enel Chile all the shareholders and equity of EGPL, which, as a consequence of the above, it will be dissolved as of right, without the need for its liquidation.

b)	Capital Increase of Enel Chile: The resolution condition applicable to the capital increase of Enel Chile approved at the ESM for, among other purposes, having sufficient shares to be delivered on the occasion of the Tender Offer is declared unsuccessful. By virtue of the foregoing, as of April 2, 2018, the shareholders or third parties that exercised their pre-emptive subscription rights during the period pre-emptive rights offer ended on March 16, 2018, may subscribe for corresponding shares and proceed to the payment of the shares subscribed by them.

c)	Tender Offer: In accordance with article 212 of Law No. 18,045 of the Securities Market, the date of acceptance of the Tender Offer by the shareholders of said company and of the closing of the sale of shares sold under the Tender Offer was made on the date of publication of the Notice of Result. Notwithstanding the foregoing, the payment of the consideration of the Tender Offer and subscription of shares of Enel Chile, will be made on April 2, 2018, in accordance with the terms and conditions described in the Tender Offer prospectus.

d)	Modification of Bylaws of Enel Generación Chile: The modification of the bylaws of Enel Generación Chile approved by an extraordinary shareholders’ meeting of said company held on December 20, 2017, became effective on March 25, 2018, the date on which the Notice of Result required by the article 212 of the Securities Market Law declaring the Tender Offer successful was published.

Finally, and in accordance with Ordinary Letter No. 32,435 issued by the CMF, dated November 7, 2017, the price of the shares of Enel Chile shareholders who exercised their statutory right to withdraw from Enel Chile as a consequence of the approval of the Merger will be paid by Enel Chile from the date on which the Merger takes effect in accordance with the terms and conditions agreed upon at the EMS, that is, on April 2, 2018 with its corresponding readjustments and interests.

On April 2, 2018, the Reorganization was completed and the following became effective:

a)	The Merger.

b)	Enel Chile shareholders and third parties who exercised their pre-emptive subscription rights may subscribe for and pay for the Enel Chile shares subscribed for.

c)	The payment of the consideration of the Tender Offer, including the delivery of the Enel Chile shares subscribed for as a condition to the Tender Offer, was made.

d)	The payment of the statutory price payable to Enel Chile shareholders who exercised their statutory merger dissenters’ withdrawal rights commenced.

There have been no other subsequent events between January 1, 2018 and the issuance date of these financial statements.